SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                          CATHERINES STORES CORPORATION
                            (Name of Subject Company)


                          CATHERINES STORES CORPORATION
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    14916F100
                      (CUSIP Number of Class of Securities)


                                 BERNARD J. WEIN
                             CHIEF EXECUTIVE OFFICER
                          CATHERINES STORES CORPORATION
                               3742 LAMAR AVENUE,
                             MEMPHIS TENNESSEE 38118
                                (901) 363 - 3900
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                 WITH COPIES TO:

                                 SAM D. CHAFETZ
                                 WARING COX, PLC
                              50 NORTH FRONT STREET
                                   SUITE 1300
                             MEMPHIS, TENNESSEE 3813
                                 (901) 543-8000

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The company subject to the tender offer is Catherines Stores Corporation, a Tennessee corporation with its principal executive offices located at 3742 Lamar Avenue, Memphis, Tennessee 38118 (the "Company"). This Recommendation/Solicitation Statement relates to the Company's outstanding shares of common stock, $.01 par value per share (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Recommendation/Solicitation Statement relates to the tender offer being made by Rose Merger Sub, Inc., a Tennessee corporation (the "Purchaser") and a newly-formed, wholly-owned subsidiary of Charming Shoppes, Inc., a Pennsylvania corporation (the "Parent"), to purchase any and all of the issued and outstanding shares of Common Stock at a purchase price of $21.00 per share in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated November 19, 1999, and the related Letter of Transmittal. The terms of the tender offer are disclosed in detail in the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser with the Securities and Exchange Commission on November 19, 1999. As set forth in the
Schedule 14D-1, each of Parent and Purchaser has its principal executive offices located at 450 Winks Lane, Bensalem, Pennsylvania 19020.

     The tender offer is being made pursuant to the terms of an Agreement and Plan of Merger dated as of November 15, 1999, among the Company, Parent and Purchaser. Pursuant to the merger agreement, following the consummation of the tender offer and upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company with the Company being the surviving corporation and becoming a wholly-owned subsidiary of Parent. In the merger, each issued and outstanding share of Common Stock held by entities other than Purchaser or its subsidiaries will be canceled and converted into the right to receive $21.00 per share in cash.

     A copy of the merger agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. The merger agreement is summarized in Item 3 below.

     A copy of the press release issued by the Company on November 15, 1999, filed as an exhibit to the Company's Current Report on Form 8-K filed on November 15, 1999, is identified as an exhibit hereto and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by the Company, and its name and business address are set forth in Item 1 above.

     (b) Except as set forth below, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Information Statement of the Company (the "Information Statement") under the heading "Executive Compensation". The Information Statement is attached to this Schedule 14D-9 as Annex A, and is incorporated herein by reference. The Information Statement is being furnished to the Company's shareholders pursuant to Section14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder, in connection with Parent's right (upon the acquisition by Purchaser of Common Stock pursuant to the tender offer) to designate persons to be appointed to the board of directors of the Company (the "Company Board") without a meeting of the shareholders of the Company.

     The Company has employment agreements with certain of its officers as described in the Information Statement. The Company and Parent may also enter into a Letter Agreement with Mr. Bernard J. Wein, chief executive officer of the Company, providing for, among other things, his exercise of certain stock options, the financing thereof, and his forbearance from exercising his right to terminate his employment.

CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS BETWEEN THE COMPANY OR ITS AFFILIATES AND PARENT OR PURCHASER OR THE EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES OF PARENT AND PURCHASER

     In connection with the tender offer and the merger, the Company, Parent and Purchaser entered into (i) the merger agreement, and (ii) a confidentiality agreement. In addition, Parent will enter into employment agreements with certain of the Company's current executive officers.

     The following disclosure is only a summary of certain provisions of the indicated agreements, and does not purport to be complete. The summary of the merger agreement and the confidentiality agreement is qualified in its entirety by reference to the full text of those agreements. Company shareholders are urged to read the merger agreement and the confidentiality agreement carefully and in their entirety. The merger agreement is filed as an exhibit hereto and incorporated herein by reference. The confidentiality agreement is filed as an exhibit to the Schedule 14D-1 filed by Parent and Purchaser, identified as an exhibit hereto and incorporated herein by reference.

     Unless otherwise defined in this Schedule 14D-9, all capitalized terms used in this Item 3(b) are defined in the merger agreement.

     MERGER AGREEMENT

     The Offer. The merger agreement provides for the making of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for shares of Common Stock tendered pursuant to the offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in the "Certain Conditions to Offer" section below. Purchaser has agreed that, without the prior written consent of the Company, no change in the Offer may be made which (a) changes the form of consideration payable in the Offer, (b) reduces the price per share to be paid pursuant to the Offer, (c) reduces the number of shares subject to the Offer or (d) imposes conditions to the Offer that are broader than or in addition to those set forth in the Offer.

     Mandatory Extensions of the Offer. The merger agreement obligates the Purchaser to extend the Offer for one additional period of 20 business days if, on the scheduled or extended expiration date, any of the conditions to the Offer is not satisfied or waived, if such condition(s) could reasonably be expected to be satisfied.

     Optional Extensions of the Offer. The merger agreement permits Purchaser to extend the Offer (i) from time to time if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived, (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law, and (iii) on one or more occasions (all such occasions aggregating not more than 10 business days) beyond the latest expiration date that would otherwise be permitted under clause (i) or
(ii) of this sentence, if, on such expiration date, the number of shares tendered (and not withdrawn) pursuant to the Offer, together with the shares then owned by Parent, represents less than 90% of the outstanding shares on a fully-diluted basis.

     Prompt Payment for Shares after the Expiration of the Offer. The merger agreement obligates Purchaser to pay, as promptly as practicable after the expiration of the Offer, for all shares validly tendered and not withdrawn.

     Certain Conditions to the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any shares, and may terminate the Offer, (A) at any time after the date that is 20 business days from the initial scheduled expiration date, if (x) the Minimum Condition has not been satisfied by the expiration date of the Offer or (y) the applicable waiting period under the HSR Act shall not have expired or been terminated by the expiration date of the Offer, and (B) at any time on or after the date of the merger agreement and prior to the expiration date of the Offer, if any of the following conditions exist:

         (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the shares by Parent or Purchaser or the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger,
         (ii) seeking to restrain or prohibit Parent's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of Parent, Purchaser or any of Parent's other subsidiaries or affiliates effectively to exercise full rights of ownership of the shares, including, without limitation, the right to vote any shares acquired or owned by Parent, Purchaser or any of Parent's other subsidiaries or affiliates on all matters properly presented to the Company's shareholders, (iv) seeking to require divestiture by Parent, Purchaser or any of Parent's other subsidiaries or affiliates of any shares or
         (v) that otherwise, in the good faith judgment of Parent, is likely to have a Material Adverse Effect (defined in "Representations and Warranties" below) on the Company or Parent; or

         (b) there shall have been any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that, in the good faith judgment of Parent, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph
         (a) above; or

         (c) there has been any event, occurrence or development or state of circumstances or facts which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company; or

         (d) it shall have been publicly disclosed or Parent shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates, shall have acquired or proposed to acquire beneficial ownership of more than 50% of the shares or more than 50% of the assets of the Company and its subsidiaries, taken as a whole, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of such shares or assets; or

         (e) the Company Board shall have failed to recommend or withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the merger agreement, the Offer or the Merger, or shall have recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to a Superior Proposal (or shall have resolved to do any of the foregoing) or the Company shall have breached any of its obligations described under "Shareholder Meeting; Proxy Material" or "No Solicitation; Other Offers" below; or

         (f) the Company shall have breached or failed to perform in all material respects any of its obligations under the merger agreement, or any of the representations and warranties of the Company contained in the merger agreement (i) that are qualified by materiality or Material Adverse Effect shall not be true when made or at any time prior to consummation of the Offer as if made at and as of such time and (ii) that are not qualified by materiality or Material Adverse Effect shall not be true in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time; or

         (g) there shall have occurred any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, any declaration of a banking moratorium by Federal or New York authorities or general suspension of payments in respect of lenders that regularly participate in the U.S. market in loans to large corporations, any material limitation by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States that materially affects the extension of credit generally by lenders that regularly participate in the U.S. market in loans to large corporations, any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States that has a material adverse effect on bank syndication or financial markets in the United States or, in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (h) the merger agreement shall have been terminated in accordance with its terms;

         which, in the sole good faith judgment of Parent in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the merger agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Effective Time (defined in "The Merger" section below).

     The Merger. The merger agreement provides that, as soon as practicable after satisfaction or, to the extent permitted under the merger agreement, waiver of all conditions to the Merger, the Company and Purchaser will file articles of merger with the Secretary of State of the State of Tennessee and make all other filings or recordings required by Tennessee Law in connection with the Merger, whereupon Purchaser will be merged with and into the Company in accordance with Tennessee Law. The Merger will become effective (the "Effective Time") at such time as the articles of merger are duly filed with the Secretary of State of the State of Tennessee or at such later time as is specified in the articles of merger. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

     Company Action. The Company Board has (a) determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders, (b) approved and adopted the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Tennessee Law and (c) resolved to recommend acceptance of the Offer and approval and adoption of the merger agreement and the Merger by the Company's shareholders. J.C. Bradford & Co., financial advisor to the Company, has delivered to the Company Board its written opinion that the consideration to be paid in the Offer and the Merger is fair to the holders of shares of Common Stock from a financial point of view. The Company has been advised that all of its directors and its three top executive officers who own shares intend either to tender their Shares pursuant to the Offer or to vote in favor of the Merger.

     Directors. The merger agreement provides that effective upon the acceptance for payment of any shares pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this provision) and (b) the percentage that the number of shares owned by the Parent, Purchaser or any other subsidiary of Parent (including the shares accepted for payment and paid for by the Purchaser) bears to the number of shares outstanding. The Company will take all action necessary to cause Parent's designees to be elected or appointed to the Company Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (x) each committee of the Company Board and (y) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.

     Following the election or appointment of Parent's designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent will be required to authorize (a) any termination of the merger agreement by the Company, (b) any amendment to the merger agreement requiring action by the Company Board, (c) any extension of time for performance of any obligation or action under the merger agreement by Parent or Purchaser and (d) any enforcement of or any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company. Parent's designated directors will leave any meeting of the Company Board for the period during which such matters are being considered.

     Conversion of Shares. The merger agreement provides that at the Effective Time, each of the following will occur automatically by virtue of the Merger and without any further action by Parent, Purchaser, the Company or holders of shares: (a) each share of Common Stock outstanding immediately prior to the Effective Time shall, except as otherwise provided in clause (b) below, be converted into the right to receive $21.00 in cash or any higher price per share that may be paid pursuant to the Offer, without interest (the "Merger
Consideration"); (b) each share held by the Company as treasury stock or each share held by Parent or any of its subsidiaries immediately prior to the Effective Time shall be canceled and retired, and no payment shall be made with respect thereto; and (c) each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation will, thereupon, become a direct, wholly-owned subsidiary of Parent.

     Stock Options. The merger agreement provides that at or immediately prior to the Effective Time, each outstanding employee stock option issued by the Company to purchase shares, whether or not vested or exercisable, will be canceled, and the Company will pay each holder of any such option at or promptly after the Effective Time for each such option surrendered an amount in cash determined by multiplying (a) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (b) the number of shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time.

     Employee Stock Purchase Plan. The merger agreement provides that after the date thereof, no new offering period shall commence under the Company's 1992 Employee Stock Purchase Plan (the "ESPP") and after December 31, 1999, no further payroll deductions will be made under the ESPP. At the end of the current payment period, existing options will be exercised in accordance with the ESPP. As of the Effective Time, the ESPP shall be terminated. The Company will pay each participant in any current offering period under the ESPP in cash at or promptly after the Effective Time, in cancellation of all rights under the ESPP, the amount of such participant's account balance under the ESPP, including interest to the extent required under the terms of the ESPP.

     Prior to the Effective Time, the Company will take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by the immediately preceding paragraph.

     Surviving Corporation. The merger agreement provides that the charter and bylaws of Purchaser in effect at the Effective Time will be the charter and bylaws, respectively, of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be "Catherines Stores Corporation." The merger agreement also provides that the directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation until successors are duly elected or appointed and qualified in accordance with applicable law.

     Representations and Warranties. The merger agreement contains various customary representations and warranties of the parties, including representations by the Company with respect to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, Securities and Exchange Commission filings, financial statements, disclosure documents, absence of certain changes, no undisclosed material liabilities, compliance with laws and court orders, material contracts, non-compete agreements, litigation, title to properties, intellectual property, Year 2000 readiness, finders' fees, taxes, employee benefit plans, labor matters, environmental matters, other information and anti-takeover statutes. Certain representations and warranties in the merger agreement contain exceptions for matters that would or could, as the case may be, not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     The merger agreement provides that "Material Adverse Effect" means, with respect to any person, a material adverse effect on (a) the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of such person and its subsidiaries, taken as a whole, except to the extent resulting from (i) any change in general economic conditions, (ii) any changes affecting the retail clothing industry or the women's wear retail industry in general, or (iii) the public announcement of the merger agreement or consummation of the transactions contemplated thereby, it being agreed that, without limiting the generality of the foregoing, a Material Adverse Effect will not be deemed to have occurred if the cost of remediating such material adverse effect or the reduction in net income from the net income projected in the Company's financial plan for the fiscal year ending January 2000 previously disclosed to Parent resulting from such material adverse effect, individually or in the aggregate, does not exceed (x) $2,000,000 in the case of the Company or
(y) $10,000,000 in the case of Parent; provided that, without regard to remediation costs or any such reduction in net income, if 20% or more of the Company's stores are not operating in the ordinary course for any three-day period commencing on or after January 1, 2000 as a result of any Y2K related failure or other Y2K related problem, there shall be a Material Adverse Effect with respect to the Company, or (b) the ability of such person to perform its obligations under or to consummate the transactions contemplated by the merger agreement.

     Interim Agreements of the Company. Pursuant to the merger agreement, the Company has agreed that, during the period from the date of the merger agreement to the Effective Time, the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of Parent or as contemplated by the merger agreement, including the disclosure schedules thereto, from the date of the merger agreement until the Effective Time, the parties have agreed that:

          (a) (i) the Company will not, and will not permit any of its subsidiaries to, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any wholly-owned subsidiary of the Company to the Company or a wholly-owned subsidiary of the Company,
          (ii) split, combine or reclassify any of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock or options to acquire any such shares or other securities;

          (b) the Company will not, and will not permit any of its subsidiaries to, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than, in the case of the Company, the issuance of shares upon the exercise of stock options outstanding on the date of the merger agreement in accordance with their current terms or the issuance of shares in connection with the ESPP in accordance with its current terms);

          (c) the Company will not adopt or propose any change to its charter or bylaws;

          (d) the Company will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person, adopt a plan of complete or partial liquidation of the Company or any of its subsidiaries, or acquire a material amount of stock or assets of any other person;

          (e) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license, mortgage, pledge or grant a Lien on or otherwise encumber or dispose of any material subsidiary or material amount of assets or property except (i) pursuant to existing contracts or commitments or (ii) in the ordinary course consistent with past practice;

          (f) the Company will not, and will not permit any of its subsidiaries to, incur, assume or guarantee any indebtedness for borrowed money, except for such borrowings (i) under the Company's existing letters of credit for purchases of merchandise inventory in the ordinary course of business consistent with past practice, (ii) under the Company's existing credit facilities (other than letters of credit) that would not result in total outstanding indebtedness of the Company and its subsidiaries on a consolidated basis in excess of $1,000,000 at any one time and (iii) in connection with new capital leases for data processing software and hardware not in excess of $1,000,000;

          (g) the Company will not, and will not permit any of its subsidiaries to, increase the compensation or benefits of any director, officer or employee, except for normal increases in the ordinary course of business consistent with past practice or as required by applicable law or any existing agreement or commitment;

          (h) the Company will not, and will not permit any of its subsidiaries to, change any method of accounting or accounting principles used by it, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the Exchange Act;

          (i) the Company will not, and will not permit any of its subsidiaries to, make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended return, enter into any closing agreement, settle any tax claim or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the tax liability or reducing any tax asset of the Company, any of its subsidiaries, Parent or any affiliate of Parent, other than a settlement or settlements relating to certain pending state tax disputes that do not exceed, in the aggregate, $325,000;

          (j) the Company will not, and will not permit any of its subsidiaries to, conduct any unusual liquidation of inventory or going out of business sale or any discount or other sale other than in the ordinary course of business consistent with past practice, including with respect to time of year, pricing, location and goods sold;

          (k) the Company will not, and will not permit any of its subsidiaries to, enter into or make any contract or commitment (including in respect of capital expenditures) or series of related contracts or commitments involving payments in excess of the amounts set forth in the contracts or commitments contemplated by the Company's 1999 and 2000 capital expenditure plans previously provided to Parent;

          (l) the Company will not, and will not permit any of its subsidiaries to, fail to maintain insurance upon all its properties and with respect to the conduct of its business of such kinds and in such amounts as is currently in effect;

          (m) the Company will not, and will not permit any of its subsidiaries to, take any action that would make any representation and warranty of the Company under the merger agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time; and

          (n) the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

     Shareholder Meeting; Proxy Material. Pursuant to the merger agreement, the Company will cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the merger agreement and the Merger unless a vote is not required under Tennessee Law. The merger agreement provides that if required by applicable law, the Company will (a) promptly prepare and file with the Securities and Exchange Commission, will use its best efforts to have cleared by the Securities and Exchange Commission and will thereafter mail to its shareholders as promptly as practicable a proxy statement relating to the Company Shareholder Meeting and all other proxy materials for such meeting, (b) use its reasonable best efforts to obtain the necessary approvals by its shareholders of the merger agreement and the transactions contemplated hereby and (c) otherwise comply with all legal requirements applicable to such meeting. Subject to their fiduciary duties, the Company Board will recommend approval and adoption of the merger agreement and the Merger by the Company's shareholders.

     No Solicitation; Other Offers. In the merger agreement, the Company has agreed that the Company, its subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors shall not directly or indirectly (a) take any action to solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal, (b) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person who has made or, to the Company's knowledge, is considering making, an Acquisition Proposal or (c) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company. Notwithstanding the foregoing sentence, pursuant to the merger agreement, the Company was permitted, in the press release announcing execution of the merger agreement, to include the following sentence: "Under the Agreement, the Company may furnish information and hold discussions with third parties in appropriate circumstances." Parent and the Company have agreed that the issuance of a press release containing the foregoing sentence will not constitute solicitation, initiation, facilitation or encouragement by the Company or its subsidiaries of the submission of an Acquisition Proposal in violation of the no-solicitation provision of the merger agreement. The Company will notify Parent promptly (but in no event later than two business days) after receipt by the Company (or any of its advisors) of any Acquisition Proposal, any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person who has made or, to the Company's knowledge, is considering making, an Acquisition Proposal. The Company will provide such notice orally and in writing and will identify the person making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company will keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request. The Company has agreed to, and to cause its subsidiaries and the directors, employees and other agents of the Company and its subsidiaries to, cease immediately and cause to be terminated all activities, discussions and negotiations, if any, with any persons conducted prior to the date of the merger agreement with respect to any Acquisition Proposal.

     Notwithstanding the foregoing, the Company may negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any person who delivers a written Acquisition Proposal if (a) the Company has complied with the preceding paragraph, including, without limitation, the requirement that it notify Parent promptly after its receipt of any Acquisition Proposal, (b) the Company Board determines in good faith, based on the terms of such Acquisition Proposal, including the proposed consideration per share, that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal, (c) the Company Board determines in good faith that such action is in the best interests of the Company's shareholders, (d) such person executes a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement and (e) the Company has delivered to Parent a prior written notice advising Parent that it intends to take such action.

     Except as provided in the next sentence, the Company Board will recommend approval and adoption of the merger agreement and the Merger by the Company's shareholders. The Company Board will be permitted to withdraw, or modify in a manner adverse to Parent, its recommendation to its shareholders and recommend or authorize the Company to enter into an agreement with respect to a Superior Proposal, but only if (a) the Company has complied with the terms described under this "No Solicitations; Other Offers" section, (b) a Superior Proposal is pending at the time the Company Board determines to take any such action, (c) the Company Board determines in good faith that such action is in the best interests of the Company's shareholders, (d) the Company has delivered to Parent at least five business days prior written notice advising Parent that it intends to take such action and (e) Parent does not make, within such five business day period following receipt of such notice, an offer that the Company Board determines in good faith (after consultation with its financial advisors) to be as favorable to the Company's shareholders as such Superior Proposal.

     Access to Information. Between the date of the merger agreement and the Effective Time and subject to applicable law and the Confidentiality Agreement described below, the Company will (a) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and its subsidiaries, (b) furnish to Parent, its counsel, financial advisors, auditors and other
authorized   representatives   such  financial  and  operating  data  and  other
information  as  such  persons  may  reasonably  request  and (c)  instruct  the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its subsidiaries to cooperate with Parent in its investigation of the Company and its subsidiaries. Bonus Acceleration. Pursuant to the merger agreement, the Company has agreed to prepay, prior to December 31, 1999, to Mr. Wein a portion of his 1999 annual bonus in an amount equal to $545,000 and to Mr. Forell a portion of his 1999 annual bonus in an amount equal to $230,000.

     Director and Officer Liability. For six years after the Effective Time (and to the extent Parent has been notified in writing that a third party has made a claim that is the subject of indemnification under the merger agreement before the expiration of such period, for so long thereafter as such claim is not finally adjudicated, settled, time-barred or otherwise subject to an applicable statute of limitations), the Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Tennessee Law or any other applicable laws or provided under the Company's charter and bylaws in effect on the date of the merger agreement;

provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For six years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the merger agreement; provided that, in satisfying its obligation described in the first clause of this sentence, the Surviving Corporation will not be obligated to pay premiums in excess of 150% of the amount per annum the Company paid in its last full fiscal year, which amount Company disclosed to Parent prior to the date of the merger agreement.

     The rights of each such indemnified person will be in addition to any rights such person may have under the charter or bylaws or other organizational documents of the Company or any of its subsidiaries, or under Tennessee Law or any other applicable laws. These rights will survive consummation of the Merger and are intended to benefit, and will be enforceable by, each such person.

     Reasonable Efforts. The merger agreement provides that, subject to the terms and conditions thereof, the Company and Parent will use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the merger agreement. In furtherance and not in limitation of the foregoing, each of Parent and Company agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the merger agreement as promptly as practicable and in any event within ten business days of the date of the merger agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

     In connection with the efforts referenced in the foregoing paragraph to obtain all requisite approvals and authorizations for the transactions contemplated by the merger agreement under the HSR Act or any other Antitrust Law (as defined below), each of Parent and Company will use its reasonable efforts to (a) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (b) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "Antitrust Division") or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the merger agreement and (c) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the Antitrust Division or any such other governmental authority or, in connection with any proceeding by a private party, with any other person. For purposes of the merger agreement, "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

     Conditions to the Merger. The obligations of each of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction of certain conditions, including: (a) if required by Tennessee Law, the approval and adoption of the merger agreement by the shareholders of the Company; (b) the expiration or termination of any applicable waiting period under the HSR Act;
(c) the consummation of the Merger not being prohibited by any applicable law, regulation, judgment, injunction, order or decree; and (d) Purchaser's purchase of the shares pursuant to the Offer.

     The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following further conditions: (a) the Company's performance in all material respects of its obligations under the merger agreement required to be performed by the Company at or prior to the Effective Time and (b) the receipt by Parent of all documents it might reasonably request relating to the existence of the Company and any of its subsidiaries and the authority of the Company for the merger agreement, all in form and substance reasonably satisfactory to Parent.

     Termination. The merger agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the merger agreement by the shareholders of the Company):

         (a)        by mutual written agreement of the Company and Parent;

         (b)        by either the Company or Parent, if:

               (i) the Offer has not been consummated on or before February 29, 2000; provided that the right to terminate the merger agreement pursuant to this provision will not be available to any party whose breach of the merger agreement results in the failure of the Offer to be consummated by such time; or

               (ii)there is any law or  regulation  that  makes  acceptance  for payment of, and payment for, the shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Purchaser from accepting for payment of, and paying for, the shares pursuant to the Offer or the Company or Parent from consummating the Merger and such judgment, injunction, order or decree has become final and nonappealable;

         (c) by Parent, if, prior to acceptance for payment of the Shares under the Offer:

               (i) (A) the Company Board has failed to recommend or withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the merger agreement, the Offer or the Merger, or has recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to a Superior Proposal or (B) the Company has breached any of its obligations described under "No-Solicitation; Other Offers" or "Shareholder Meeting; Proxy Materials" above;

               (ii)any person or "group" (as defined in Section  13(d)(3) of the
                    Exchange Act), other than Parent or any of its affiliates, has acquired or proposed to acquire beneficial ownership of more than 50% of the shares or more than 50% of the assets of the Company and its subsidiaries, taken as a whole, through the acquisition of stock, the formation of a group or otherwise, or has been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of such shares or assets; or

               (iii)Parent and Purchaser  have  terminated the Offer as a result of the occurrence of any of the events set forth in the "Certain Conditions to Offer" section above;

          (d) by the Company, if (i) the Company Board authorizes the Company to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (ii) Parent does not make, in accordance with the no-solicitation provision described above, within five business days of receipt of such written notification, an offer that the Company Board determines in good faith (after consultation with its financial advisors), is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal and (iii) the Company pays to Parent in immediately available funds, prior to such termination, the fees required to be paid pursuant to the expenses provision of the merger agreement, described below; provided however that if at the time of such termination the Company has not entered into an agreement with respect to a Superior Proposal, the Company will not be obligated to pay such fees at such time but will acknowledge in writing to Parent the Company's obligation to pay to Parent such fees at such time as the Company does enter into such an agreement; or

          (e) by the Company, if (i) Parent has failed to commence the Offer within five business days following the date of the merger agreement or (ii) Parent has terminated the Offer without having accepted any shares (or all shares validly tendered pursuant to the Offer) for payment thereunder; provided that the right to terminate the merger agreement under either clause (i) or clause (ii) will not be available to the Company if (A) the Company's breach of any provision of the merger agreement results in the failure of the Offer to be commenced or consummated or (B) such failure to so commence the Offer or to accept any shares (or all shares validly tendered pursuant to the offer) for payment will have resulted from the existence of any of the conditions specified in paragraphs (e) or (f) of the "Certain Conditions to Offer" section above.

     In the event of the termination of the merger agreement, the merger agreement will become void and have no effect, without any liability on the part of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) thereto other than certain provisions of the merger agreement relating to director and officer liability, termination, survival of representations and warranties, expenses, governing law, jurisdiction and waiver of jury trial; provided that a party will not be relieved from liability for willful (a) failure to fulfill a condition to the performance of the obligations of the other party, (b) failure to perform a covenant or (c) breach of any representation or warranty or agreement in the merger agreement.

     Termination Fee. Pursuant to the merger agreement, if (a) Parent terminates the merger agreement pursuant to clause (c)(i) or (c)(ii) under "Termination" above, or (b) the Company terminates the merger agreement pursuant to clause (d) under "Termination" above, the Company will pay to Parent a fee of $5.5. million, by wire transfer of immediately available funds not later than the date of termination of the Agreement; provided however that if at the time of such termination the Company has not entered into an agreement with respect to a Superior Proposal, the Company shall not be obligated to pay such fee at such time but shall acknowledge in writing to Parent the Company's obligation to pay to Parent such fee at such time as the Company does enter into such an agreement.

     If (a) Parent terminates the merger agreement pursuant to clause (b)(i) under "Termination" above and (b) the condition in section (f) in the "Certain Conditions to Offer" section relating to the Company's obligations, representations and warranties shall exist, then the Company will pay to Parent an amount up to $750,000 for Parent's reasonable expenses, by wire transfer of immediately available funds not later than three business days after the date of termination of the merger agreement.

     If (a) Parent commits a breach of the merger agreement that results in failure of the Offer to be consummated, the condition in section (f) in the "Certain Conditions to Offer" section relating to the Company's obligations, representations and warranties shall not exist, and the Company terminates the merger agreement pursuant to clause (b)(i) under "Termination" above, or (b) the Company terminates the merger agreement pursuant to clause (e) under "Termination" above, then Parent will pay to the Company an amount up to $750,000 for Company's reasonable expenses, by wire transfer of immediately available funds not later than three business days after the date of termination of the merger agreement.

     If either the Company or Parent fails promptly to pay any amount due to the other party as described in the preceding paragraphs, it shall also pay any costs and expenses incurred by such other party in connection with a legal action to enforce the merger agreement that results in any judgment or settlement against either the Company or Parent, as the case may be, for such amount.

     Expenses. Except as discussed above, the merger agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the merger agreement shall be paid by the party incurring such costs and expenses.

     Amendments; No Waivers. Except as described in the Offer to Purchase, any provision of the merger agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the Purchaser, Parent and Company or, in the case of a waiver, by each party against whom the waiver is to be effective.

     No failure or delay by any party in exercising any right, power or privilege under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the merger agreement will be cumulative and not exclusive of any rights or remedies provided by law.

     EMPLOYMENT MATTERS

     In connection with the Merger, Ms. Diane V. Missel will enter into an employment agreement pursuant to which she will serve as president of the Surviving Corporation. The agreement will provide for an annual base salary of $350,000, a target bonus opportunity of 50% of base salary, the grant of options to purchase 60,000 shares of Parent at their fair market value on the grant date, and certain other benefits. The agreement will also contain noncompetition and other customary provisions, and provide for severance benefits upon certain employment terminations following a change of control.

     In connection with the Merger, Mr. David C. Forell will enter into an employment agreement pursuant to which he will serve as chief operating officer and chief financial officer of the Surviving Corporation. The agreement will provide for an annual base salary of $340,000, a target bonus opportunity of 40% of base salary, the grant of options to purchase 60,000 shares of Parent at their fair market value on the grant date, and certain other benefits. The agreement will also contain noncompetition and other customary provisions, and provide for severance benefits upon certain employment terminations following a change of control.

     CONFIDENTIALITY AGREEMENT

     On October 12, 1999, Parent and the Company entered into a Confidentiality Agreement containing customary provisions pursuant to which, among other matters, Parent agreed to keep confidential all non-public, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Evaluation Material"), and to use the Evaluation Material solely in connection with evaluating a possible transaction involving the Company and Parent. In consideration of Parent commencing due diligence and entering into good faith negotiations with the Company regarding a possible transaction, the Company agreed to deal exclusively with Parent in connection with a sale of the Company or any of its subsidiaries or assets for four weeks from the date of the Confidentiality Agreement. The parties agreed to be bound by the terms of the Confidentiality Agreement for two years from the date thereof.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION

     At a meeting held on November 12, 1999, the Company Board approved the merger agreement and the transactions contemplated thereby, including the tender off and the merger, and determined that the terms of the tender offer and the merger are fair to and in the best interests of the Company's shareholders. Accordingly, the Company Board recommends that the Company's shareholders accept the tender offer and tender their shares pursuant thereto.

     (b) (1) BACKGROUND OF THE OFFER

     The Company Board has for many years periodically reviewed the strategic alternatives available to the Company.

     On October 15, 1998, at the unsolicited request of Lazard Freres ("Lazard"), investment advisor to Parent, Mr. Bernard Wein, Chief Executive Officer of the Company, and Mr. Stanley Grossman, a director of the Company, and at the time also an Executive Vice President, met with Ms. Dorrit Bern, Chief Executive Officer of Parent, and a representative of Lazard in New York City. At that meeting, Parent expressed interest in acquiring the Company at a price of $11.00 to $12.00 per share, when the Company's stock had closed that day at $8.25 per share on NASDAQ. Mr. Wein informed Parent at that meeting that the Company expected the market price for the Company's stock to exceed in the near term the share price indicated by Parent, and that such a price would therefor be inadequate to attract the interest of the Company Board.

     Ms. Bern sent Mr. Wein a letter dated October 19, 1998, reiterating Parent's position taken at the meeting on October 15, 1998, and Mr. Wein responded by reiterating the Company's position taken at that meeting.

     Subsequent to that unsolicited expression of interest by Parent, the Company Board continued its practice of periodically reviewing the strategic alternatives available to the Company. As a result of that process, on December 2, 1998, the Company Board approved an amendment to the Company's bank credit agreements that would permit a stock repurchase program at a cost of $5,000,000. That authority was later increased by the Company Board on June 2, 1999 to $6,500,000. Pursuant to these authorizations, the Company repurchased 650,416 shares for an aggregate of $6,493,105 between late January 1999 and August 1999.

     In July 1999, a representative of Lazard contacted a member of the Company Board to discuss a potential acquisition, and was referred to Mr. Wein. Mr. Wein informed Lazard that the Company was not interested in pursuing a transaction at that time, and would not consider any offer which was not at least $22.00 to $24.00 per share.

     The Company Board continued to review the strategic alternatives available to the Company, and on September 1999, the Company Board approved a more substantial stock repurchase program utilizing up to $25,000,000, of which $20,000,000 was to be borrowed from the Company's bank lenders, and the remaining $5,000,000 was to be provided from the Company's cash flow. The Company then commenced the process of amending its bank credit agreements to provide the credit for such repurchases.

     On September 23, 1999, Mr. Wein was advised telephonically by Lazard that the Company would receive an unsolicited written offer from Parent for the payment of $20.00 per share in cash for all of the Company's outstanding Common Stock. The letter from Parent was received by the Company on Friday, September 24, 1999, on which date the Company's stock closed at $13.25 per share on NASDAQ.

     The Company Board and its counsel, Waring Cox, PLC, held a special meeting telephonically on Monday, September 27, 1999, to consider the offer from Parent, and authorized the Company to engage J.C. Bradford & Co., LLC as its financial advisor. The Company Board concluded that it would only consider a price higher than $20.00 and authorized management to meet with Parent to determine whether a higher offer might be forthcoming and to permit the commencement of due diligence by Parent if Parent and the Company were to execute an appropriate confidentiality agreement containing a 'standstill' provision. Mr. Wein, Mr. David Forell, Executive Vice President, Chief Financial Officer and Secretary of the Company, and a representative of J.C. Bradford met in Memphis, Tennessee on Monday, October 4, 1999 with Ms. Bern, Eric Specter, Chief Financial Officer of Parent, and a representative of Lazard, at which time the Company declared the $20.00 per share offer inadequate to interest the Company in abandoning its pursuit of an independent course. The Company Board insisted upon a willingness by Parent to entertain offering between $22.00 and $24.00 per share before the Company would permit Parent to commence a due diligence inquiry into the possible synergies attainable by Parent as a result of consummating the proposed transaction. The meeting ended without any increase in the offer by Parent. However, in conversations between Lazard and J.C. Bradford that evening, Lazard indicated that Parent might increase its offer to $21.00 per share.

     On October 5, 1999, the Company Board held a special meeting with its counsel and J.C. Bradford. J.C. Bradford advised the Company Board that J.C. Bradford's initial analysis indicated that $21.00 per share would be within the range of fairness to the shareholders of the Company from a financial point of view. The Company Board authorized its counsel to negotiate a confidentiality agreement with Parent which would contain a standstill provision and authorized the commencement of due diligence by Parent only if Parent were to offer $22.00 per share, with the understanding that the Company Board might refuse to accept such an offer if J.C. Bradford's refinement of its analysis were to indicate that a higher price range would be more appropriate.

     Later on October 5, 1999, the representatives of Lazard and J.C. Bradford again negotiated terms of the offer and the commencement of due diligence, during which discussion Lazard indicated that Parent would probably offer $21.00 per share, but was troubled by the prospect of a 'standstill' provision that limit Parent's negotiating flexibility.

     On October 6, 1999, the Company Board again held a special meeting with its counsel and J.C. Bradford. After reviewing the negotiations to date, and the Company's strategic and legal alternatives and obligations, the Company Board determined to insist upon a $22.00 price, not require a 'standstill' provision, agree to a short 'no shop' period, require that the due diligence period be short, insist upon the ability to negotiate offers which may be received after a public announcement which invites other bids upon execution of a definitive agreement, and to authorize the execution of a confidentiality agreement consistent with the foregoing.

     Negotiations with Parent continued during the following week. Parent agreed to consider offering $22.00 per share if it could confirm through the due diligence process that the synergies which it hoped to realize through the acquisition of the Company were, in fact, available. Parent and the Company entered into a Confidentiality Agreement on October 12, 1999 pursuant to which the Company agreed to give Parent access to non-public information and to deal exclusively with Parent for a four-week period with respect to an acquisition transaction.

     On October 12, 1999, Ms. Bern and Mr. Wein met in New York City to discuss the potential combination of the companies.

     Parent, assisted by Lazard, its outside legal counsel and its auditors, conducted due diligence in Memphis, Tennessee on October 14, and October 15, 1999. That due diligence process continued in Memphis, as well as at the offices of Parent and its professional advisors and by telephone over the next several weeks. During the same time period, counsel for Parent and the Company were negotiating the terms of an agreement and plan of merger.

     On October 20, 1999, Ms. Bern met with Mr. Wein and Ms. Diane Missel, President of the Company. The parties discussed the potential combination of the companies and the manner in which the Company would be run in the future, including the possibility of retaining members of the Company's existing senior management.

     On November 9, 1999, representatives of Lazard informed J.C. Bradford that, because of the efficiencies already incorporated into the Company's operations, the synergies which Parent anticipated from the acquisition of the Company were not available, and that Parent would not increase its offer above $20.00 per share.

     On November 10, 1999, Ms. Bern and Mr. Wein met in New York City and agreed to present to their respective Board of Directors the proposal that Parent offer to purchase all of the shares of Common Stock at a price of $21.00 per share in cash.

     On November 11, 1999, at a special meeting, the Board of Directors of Parent authorized Parent to make an offer for all of the shares of the Company's Common Stock at $21.00 per share payable in cash, upon terms substantially as presented to its Board on that date.

     On November 12, the Company Board met to consider Parent's offer. At the meeting, representatives of J.C. Bradford delivered their written opinion that reflected the judgment of J.C. Bradford that the consideration to be paid for the shares was fair to the shareholders of the Company from a financial point of view. J.C. Bradford reviewed its analysis with the Company Board. Representatives of Waring Cox, PLC, counsel to the Company, reviewed the draft agreement and plan of merger, and reviewed with the Company Board its legal responsibilities in considering Parent's offer. After due consideration, all directors present unanimously authorized the execution of the form of agreement and plan of merger substantially in the form presented to it, based upon the reasons set forth below.

     Negotiation of the final terms of the agreement and plan of merger were not completed until November 15, 1999. On November 15, 1999, the parties executed the merger agreement and the Company and Parent issued press releases announcing the offer.

     (b) (2) REASONS FOR THE RECOMMENDATION

     In making its recommendation set forth in paragraph (a) above, the Company Board considered a number of factors, including, without limitation:

          (i) the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent;

          (ii) the availability of strategic alternatives, including sales to other competitors of the Company;

          (iii) historical market prices and trading information with respect to the Common Stock;

          (iv) the fact that the merger and the tender offer will provide shareholders of the Company the opportunity to receive in cash a premium of approximately 68% over the closing price for the Common Stock on November 11, 1999, the last trading day on which any shares of Common Stock were traded prior to the date of the fairness opinion by J.C. Bradford & Co., LLC;

          (v) the financial and other terms and conditions of the merger agreement, including, without limitation, the fact that the terms of the merger agreement will not unduly discourage other third parties from making proposals subsequent to the execution of the merger agreement, will not prevent the Company Board from determining, in the exercise of its judgement in accordance with the merger agreement, to provide information to and engage in negotiations with such third parties and will permit the Company, subject

          (under   certain   conditions)  to  the  payment  of  a  $5.5  million
          termination fee and certain other conditions, to enter into a transaction with a party that makes a proposal that would be more favorable to the Company's shareholders than the merger agreement and the transactions contemplated thereby;

          (vi) the financial presentation of J.C. Bradford & Co., LLC to the Company Board in connection with the offer and the merger, including its written opinion dated November 12, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in its opinion, the $21.00 per share cash consideration to be received in the offer and the merger by holders of Common Stock (other than Parent and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of J.C. Bradford's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B, and is incorporated herein by reference. J.C. Bradford's opinion is directed only to the fairness, from a financial point of view, of the $21.00 per share cash consideration to be received by the holders of Common Stock pursuant to the merger agreement, and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender shares pursuant to the offer. Holders of common stock are urged to read the opinion carefully and in its entirety; and

          (vii) the likelihood that the merger would be consummated, including the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to the offer and the merger contained in the merger agreement.

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger and the tender offer, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained J.C. Bradford & Co., LLC to act as its financial advisor in connection with the merger agreement and the transactions contemplated thereby. Pursuant to the terms of this arrangement, the Company has agreed to pay J.C. Bradford for its services an aggregate financial advisory fee of approximately $1,425,000, upon the issuance of its fairness opinion. In addition, the Company has agreed to reimburse J.C. Bradford for expenses and disbursements up to $15,000 and to indemnify J.C. Bradford and its affiliates against any liability to which J.C. Bradford becomes subject as a result of the proposed transactions, unless such liability arose from J.C. Bradford's bad faith or gross negligence.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the tender offer or the merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past sixty days no transaction in the Common Stock has been effected by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company (other than in the ordinary course of business in connection with the Company's employee benefit plans and director option plans).

     (b) To the best knowledge of the Company, all of the Company's directors and executive officers currently intend to tender pursuant to the tender offer all shares of Common Stock held of record or beneficially owned by them (other than shares of Common Stock issuable upon the exercise of options and currently-owned shares, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the tender offer which relates to or would result in an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; a tender offer for or other acquisition of securities by or of the Company; or any material change in the present capitalization or dividend policy of the Company.

     For a discussion of the limitations on the ability of Company or any of its subsidiaries, affiliates, and representatives to engage in any negotiations in response to the tender offer, see the summary of the merger agreement in Item 3(b) above.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the tender offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

     The following information is in addition to the information set forth elsewhere in this Schedule 14D-9:

     Under the HSR Act (as defined in the merger agreement), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and the waiting period requirements have been satisfied. The acquisition of shares of Common Stock by Purchaser pursuant to the tender offer is subject to such requirements.

     To comply with the HSR Act, each of Parent and the Company must file a Notification and Report Form with respect to the tender offer and the merger with the Antitrust Division and the FTC. Parent expects to file its Notification and Report Form on or about November 19, 1999, and the Company expects to file its Notification and Report Form as soon as reasonably practicable following the date hereof. The statutory waiting period applicable to the purchase of shares of Common Stock pursuant to the offer will expire at 11:59 P.M., Eastern Time, on the fifteenth day after Purchaser has filed its Form. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., Eastern Time, on the tenth day after substantial compliance by Parent and the Company with such request. Thereafter, such waiting period can be extended only by court order.

     A request is being made for early termination of the waiting period applicable to the offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Common Stock by Purchaser pursuant to the tender offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock pursuant to the tender offer or seeking divestiture of the shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the tender offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     The merger agreement also provides that if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the merger agreement as violative of any Antitrust Law (as defined in the merger agreement), each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable efforts to consummate the transactions contemplated by the merger agreement. However, Parent and Purchaser shall not be required to enter into any settlement that requires Parent or its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, or of Parent and its subsidiaries, or that imposes certain other restrictions on Parent's ownership of the business or assets of the Company or the shares.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.      Description

(a)(1)           Offer to Purchase dated November 19, 1999. (1)
(a)(2)           Letter of Transmittal. (1)
(a)(3)           Press Release issued by the Company dated November 15,
                 1999. (2)
(a)(4)           Fairness Opinion of J.C.Bradford & Co., LLC dated November
                 12, 1999 (included as Annex B hereto).*
(a)(5)           Letter to shareholders of the Company dated November 19, 1999.*
(a)(6) Summary advertisement as published in The Wall Street Journal on November 19, 1999. (1)
(c)(1)           Company Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Regulation 14f-1 thereunder (included as Annex A hereto).*
(c)(2) Agreement and Plan of Merger dated as of November 15, 1999, between the Company, Parent and Purchaser.
(c)(3)           Confidentiality Agreement dated as of October 12, 1999,
                 between the Company and Parent. (1)
------------------------------
*    Included in materials delivered to shareholders of the Company.

(1) Attached as an exhibit to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on November 19, 1999, and incorporated herein by reference.

(2) Attached as an exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 15, 1999, and incorporated herein by reference.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999                          CATHERINES STORES CORPORATION


                                                   By:/s/ Bernard J. Wein
                                                      --------------------------
                                                      Bernard J. Wein
                                                      Chief Executive Officer

                                                                         ANNEX A


                          CATHERINES STORES CORPORATION
                                3742 Lamar Avenue
                            Memphis, Tennessee 38118
                                 (901) 363-3900


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


This Information Statement is being mailed on or about November 19, 1999, to holders of the Common Stock, par value $0.01 per share, of Catherines Stores Corporation (the "Company") as part of the Solicitation/ Recommendation Statement on Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Charming Shoppes, Inc. ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Company Board") pursuant to the Agreement and Plan of Merger, dated as of November 15, 1999, among the Company, Rose Merger Sub, Inc. ("Purchaser") and Parent. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the merger agreement, Purchaser is offering to purchase all outstanding shares of Common Stock at a cash price of $21.00 per share. The offer was commenced by Purchaser on November 19, 1999, and is scheduled to expire at 5:00p.m., Eastern Time, on January 6, 2000, unless extended. Pursuant to the merger agreement, following the consummation of the offer and upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company with the Company being the surviving corporation and becoming a wholly-owned subsidiary of Parent. In the merger, each issued and outstanding share of Common Stock held by entities other than Purchaser or its subsidiaries will be canceled and converted into the right to receive $21.00 per share in cash. The merger agreement, offer and merger are more fully described under Item 3(b) of the Schedule 14D-9, to which this Information Statement is attached as Annex A.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent and Purchaser and the Parent Designees (as defined below) has been furnished to the Company by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

     The merger agreement provides that after the closing of the offer, Parent will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board (the "Parent Designees") as will give Parent representation on the Company Board equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser following the closing of the offer bears to the total number of shares of Common Stock then outstanding. The Company has agreed in the merger agreement to take all action necessary to cause the Parent Designees to be elected as directors of the Company, including, in connection therewith, increasing the size of the Company Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the closing of the merger, actions to be taken by the Company with respect to the merger agreement must be taken by a majority of the members of the Company Board who are not Parent Designees.

     As of the date of this Information Statement, Parent has not determined who will be the Parent Designees. However, Parent has informed the Company that it will choose the Parent Designees from the directors and executive officers of Parent listed in Schedule I of the Purchaser's Offer To Purchase, a copy of which is being mailed to the Company's shareholders together with the Schedule 14D-9. Parent has informed the Company that each of the executive officers of Parent listed in Schedule I to the Offer To Purchase has consented to act as a director of the Company, if so designated. The information on such Schedule I is incorporated herein by reference. None of the persons from among whom the Parent Designees will be selected, or their associates, is a director of, or holds any position with, the Company. To the knowledge of the Company, except as set forth in this Schedule, none of the persons from among whom the Parent Designees will be selected, or their associates, beneficially owns any equity securities, or rights to acquire any equity securities of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. The business address of each such person is c/o Charming Shoppes, Inc., 450 Winks Lane, Bensalem, Pennsylvania 19020.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully and in its entirety. You are not, however, required to take any action.

GENERAL INFORMATION REGARDING THE COMPANY

     The Common Stock constitutes the only class of voting securities of the Company. The holders of Common Stock are entitled to one vote per share. As of the close of business on November 17, 1999, there were 6,821,196 shares of Common Stock outstanding.

     The Company Board consists of seven members. The Company Board is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The names of the current directors and executive officers, their ages as of November 10, 1999, and certain other information about them are set forth in the table below. Following the table, is a brief discussion of each individuals' business experience for the past five years. As previously indicated, some of the current directors may resign effective immediately following the purchase of shares of Common Stock by Purchaser pursuant to the offer.

Name                    Age   Director Since    Position with Company
----                    ---   --------------    ---------------------
Bernard J. Wein         59        1987          Chairman of the Board,
                                                  Chief Executive Officer and
                                                  Director
Diane V. Missel         51        *             President
David C. Forell         51        1992          Executive Vice President, Chief
                                                  Financial Officer, Secretary
                                                  and Director
E. Glenn Irelan         59        *             Executive Vice President-Stores,
                                                  Real Estate, Marketing
Stanley H. Grossman     67        1992          Director
James H. Lindy          62        1992          Director
Allen B. Morgan, Jr.    57        1992          Director
Wellford L. Sanders,Jr. 54        1991          Director
Elliot J. Stone         78        1991          Director
------------------------------
  *  Not a director.

     Bernard J. Wein was named Chairman of the Board, President and Chief Executive Officer of the Company in December 1987.

     Diane V. Missel joined the company as Executive Vice President - Merchandising in March 1999. In October, she was named President of the Company. Prior to joining the Company, Ms. Missel served as the President and Chief Operating Officer of Maurices from October 1996 to October 1998; Executive Vice President and General Merchandising Manager of Cato Corporation from April 1995 to September 1996; and Senior Executive Vice President, General Merchandising Manager and Chief Operating Officer of Motherhood Maternity from May 1993 to April 1995.

     David C. Forell has been Executive Vice President and Chief Financial Officer of the Company since January 1988. He was elected Secretary in 1998.

     E. Glenn Irelan has been Executive Vice President-Stores, Real Estate, Marketing since October 1994.

     Stanley H. Grossman served as Executive Vice President of the Company from 1987 until his retirement earlier this year.

     James H. Lindy is Principal of Lindy & Associates, an architectural and planning firm in Memphis, Tennessee. Mr. Lindy and his firm have provided extensive retail architectural design services for numerous major corporations. His firm has performed architectural services for the Company for over five years and has accumulated significant knowledge concerning the location, design and operation of the Company's stores.

     Allen B. Morgan, Jr. is the Chairman of the Board and Chief Executive Officer of Morgan Keegan, Inc., the holding company for Morgan Keegan & Company, Inc., its stock brokerage and underwriting subsidiary, positions he has held since 1983. He has also been Chairman of the Board, Chief Executive Officer, employee and director of the subsidiary since 1969.

     Wellford L. Sanders, Jr. is a Managing Director of Bowles Hollowell Conner, a division of First Union Capital Markets Corp., a securities firm. Mr. Sanders was a member of the law firm of McGuire, Woods, Battle & Boothe LLP from 1986 to 1997.

     Elliot J. Stone  served as the  President  and Chief  Executive  Officer of
Jordan Marsh from 1979 to 1986, and as Chairman and Chief Executive Officer of Jordan Marsh from 1986 until his retirement in 1989. Mr. Stone is a management consultant.

               COMPANY BOARD MEETINGS; COMMITTEES OF COMPANY BOARD

     The Company Board met five times during the fiscal year ended January 30, 1999. Each director attended all of those meetings.

     The Company Board has an Audit Committee, Compensation Committee and Nominating Committee. A description of the duties and members of, and number of meetings held by, each committee is provided below.

Audit Committee

     The Audit Committee is responsible for recommending the independent public accountants for the Company and reviewing the scope of the audit. It also reviews the report of the Company's independent public accountants. The Audit Committee held two meetings during the fiscal year ended January 30, 1999. Its members for that fiscal year were Messrs. Sanders, Lindy, Morgan and Stone.

Compensation Committee

     The Compensation Committee reviews and approves the salaries of officers and (except for Mr. Lindy as to stock incentive plans) approves the grant of stock options and other rights under the Company's stock option and other executive compensation plans, subject to approval by the Company Board. The Compensation Committee held two meetings during the fiscal year ended January 30, 1999. Its members for that fiscal year were Messrs. Morgan, Lindy, Sanders and Stone.

Nominating Committee

     The Nominating Committee was formed by the Company Board on March 24, 1999, and has not met. It is responsible for reviewing the size and composition of the Company Board and the qualifications of possible candidates for the Company Board and making recommendations respecting nominees to be proposed to shareholders for election at each Annual Meeting. In accordance with the Company's Bylaws, nominations for election to the Board of Directors may be made by the Board or by any shareholder entitled to vote in the election of directors. Nominations made by shareholders must be made by written notice (setting forth the information required by the Company's Bylaws) received by the Secretary of the Company not later than 60 nor more than 90 days in advance of the anniversary of the previous year's Annual Meeting or, if later, the seventh day following the first public announcement of the date of the meeting at which the shareholder wishes to bring business. Members of the Nominating Committee are Messrs. Morgan, Sanders, Stone and Wein.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In the twelve-month period ended January 30, 1999, Lindy & Associates, of which Mr. Lindy is the sole proprietor, was paid approximately $98,000 in architectural fees for services provided to the Company. Management of the Company believes that amounts paid for the services rendered were fair in relation to the cost of similar services available from others.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company Board approved a loan of $200,000 to Mr. Forell for margin calls related to indebtedness incurred in connection with the exercise of options to acquire stock of the Company. The loan is pursuant to a promissory note and is secured by a lien upon the supplemental retirement benefits which Mr. Forell's beneficiaries are entitled to receive upon his demise, by a right of offset against any severance payments to which Mr. Forell might otherwise be entitled upon any termination of his employment with the Company and a lien on stock in the Company owned by him and/or his wife subordinated to the margin indebtedness. The promissory note bears interest at the Company's incremental borrowing rate, and the principal amount and interest is due and payable not later than the earlier of Mr. Forell's termination of employment with the Company for any reason or ten years from the date of such borrowing. In August 1999, the loan was paid in full.

     Mr. Wein's wife is the sole proprietor of a company which was paid approximately $55,000 for video production services provided to the Company in the twelve-month period ended January 30, 1999. Management of the Company believes that amounts paid for the services rendered were fair in relation to the cost of similar services available from others.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely on review of the copies of reporting forms furnished to the Company, or written representations that no forms are required, the Company believes that during 1998, all filing requirements of its officers, directors and 10% shareholders for reporting to the Securities and Exchange Commission their ownership and changes in ownership of shares (as required pursuant to Section 16(a) of the Securities and Exchange Act of 1934) were fulfilled.

                     OWNERSHIP OF COMMON STOCK BY DIRECTORS,
                     OFFICERS AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth the beneficial ownership of the Company's Common Stock as of November 16, 1999, by (i) each of the Company's shareholders known to hold more than five percent of the Company's Common Stock, (ii) each director, (iii) each Named Officer (as defined in the Executive Compensation section below) and (iv) all directors and officers of the Company as a group.

Beneficial Owner(1)                                 Shares           Percent
-------------------                                 ------           -------
Heartland Advisors, Inc. (2)                        882,500          12.7
The TCW Group, Inc. (3)                             421,600          6.0
Dimensional Fund Advisors Inc. (4)                  493,000          7.1
James H. Lindy (5)                                  10,625           *
Allen B. Morgan, Jr. (5)                            68,625           1.0
Wellford L. Sanders, Jr. (5)                        10,625           *
Elliot J. Stone (5)                                 12,625           *
Bernard J. Wein (6)                                 275,114          3.9
Diane V. Missel (7)                                 0                *
Stanley H. Grossman (6)                             151,026          2.2
David C. Forell (6)(8)                              115,253          1.7
E. Glenn Irelan (6)                                 50,000           *
All directors and officers as a group               693,893          9.5
  (9 persons)(9)
------------------------------
*Less than one percent of the number of outstanding shares.

(1) As used in this table, beneficial ownership means the sole or shared power to vote, or direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition of a security. Except as otherwise indicated, all persons listed above have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law and
     (ii) record and beneficial ownership with respect to their shares of Common Stock.

(2) The address of this shareholder is 790 North Milwaukee Street, Milwaukee WI 53202.

(3) The address of this shareholder is 865 South Figueroa Street, Los Angeles, CA 90017.

(4) The address of this shareholder is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(5) Includes 10,625 shares of Common Stock issuable upon exercise of options granted under the 1992 Nonqualified Stock Option Plan and the 1994 Omnibus Incentive Plan.

(6) Includes shares of Common Stock issuable upon exercise of Management Performance Units and options granted under the 1990 Performance Units Plan, the 1992 Nonqualified Stock Option Plan and the 1994 Omnibus Incentive Plan as follows, all of which are currently exercisable: Mr. Wein (210,000); Mr. Grossman (130,100); Mr. Forell (99,000); and Mr. Irelan
     (20,000).

(7) Ms. Missel is an executive officer of the Company, and was first employed in March 1999.

(8)  Includes 1,000 shares owned by Mr. Forell's children.

(9) Includes 501,600 shares of Common Stock issuable upon exercise of Management Performance Units and options granted under the 1992 Nonqualified Stock Option Plan and the 1994 Omnibus Incentive Plan, all of which are currently exercisable.

                             EXECUTIVE COMPENSATION

Summary of Executive Compensation

     The following table sets forth the cash compensation paid, as well as certain other compensation paid or accrued, to the Company's chief executive officer and to each other executive officer whose aggregate cash compensation exceeded $100,000 during the indicated fiscal years (the "Named Officers").


                                            Summary Compensation Table
                                            --------------------------
                                                                       Securities
                                                                       Underlying
                                                                       Stock            All Other
                                                                       Options          Compensation
                           Year     Salary($)        Bonus($)          (#)              ($)(1)
                           ----     ---------        --------          ---              ------
Bernard J. Wein
Chairman of the Board and
Chief Executive Officer
                           1998     500,000          550,000           -                183,378
                           1997     500,000          150,000           45,000           183,052
                           1996     500000           -                 50,000           187,123

Stanley H. Grossman
Executive Vice President -
Merchandising(2)

                           1998     325,000          260,000           -                119,899
                           1997     325,000          78,000            18,000           120,417
                           1996     325,000          -                 20,000           125,460

David C. Forell
Executive Vice President -
Chief Financial Officer
                           1998     290,000          232,000           -                45,975
                           1997     290,000          69,600            18,000           43,188
                           1996     290,000          -                 20,000           47,702

E. Glenn Irelan
Executive Vice President -
Stores/Marketing/Real Estate
                           1998     210,000          168,000           -                54,953
                           1997     19,0000          45,600            9,000            95,065
                           1996     190,000          -                 10,000           57,162

(1) The amounts shown for each individual include amounts contributed by the Company under the Company's

      Retirement Savings and Profit Sharing Plan, supplemental retirement benefits in the form of executive annuities or life insurance and automobile allowances.

(2) Mr. Grossman's employment with the Company ended July 31, 1999, though his employment contract does not expire until January 31, 2000. In addition, Mr. Grossman continues to serve as a director.

Stock Options

     The following table sets forth information on stock option grants pursuant to the 1994 Omnibus Incentive Plan during the fiscal year ended January 30, 1999 for each of the Named Officers:


                                      Stock Option Grants in Last Fiscal Year
                                      ---------------------------------------
                         Number of        % of Total      Options                         Potential Realizable
                         Securities       Granted         Exercise                        Value at Assumed
                         Underlying       to              or                              Annual Rates of
                         Options          Employees       Base                            Appreciation
                         Granted          in Fiscal       Price        Expiration         for Option Terms
                         (#)              Year            ($/Share)    Date           5%($)                10%($)
                         ---              ----            ---------    ----           -----                ------

Bernard J. Wein
                         -                -               -            -              -                      -
Stanley H. Grossman
                         -                -               -            -              -                      -
David C. Forell
                         -                -               -            -              -                      -
E. Glenn Irelan
                         -                -               -            -              -                      -


         The following table sets forth information concerning the exercise of stock options during the last fiscal year and unexercised options held as of January 30, 1999 for each of the Named Officers:

                                                                                      Value of
                                                          Number of                   Unexercised
                                                          Unexercised                 In-the-Money
                           Number                         Options Held at             Options at Fiscal
                           of Shares                      Fiscal Year End             Year End
                           Acquired                       (#)                         ($)(1)
                           on            Value            Exercisable/                Exercisable/
                           Exercise      Realized         Unexercisable               Unexercisable
                           --------      --------         -------------               -------------
Bernard J. Wein
                           48,600        443,413          173,750/71,250              129,844/103,281
Stanley H. Grossman
                           525,00        460,018          110,600/28,500              79,163/41,312
David C. Forell
                           -             -                84,500/28,500               20,438/41,312
E. Glenn Irelan
                           -             -                13,250/13,750               9,469/20,406

(1) Represents the difference between the price of the Company's Common Stock at January 30, 1999 less the exercise price of the options.

Compensation of Directors

     Directors of the Company who are not employees of the Company or of any of its wholly-owned subsidiaries are paid an annual retainer of $15,000 plus $2,000 for each Company Board meeting attended, whether in person or by teleconference. In addition, the Company's 1994 Omnibus Incentive Plan automatically grants each nonemployee Director options to purchase 2,500 shares of Common Stock annually, at fair market value on the date of grant, exercisable twenty-five percent (25%) per year. All nonemployee directors surrendered the options automatically granted to them on June 3, 1998. No separate compensation is payable for participation in committee meetings, although directors are entitled to reimbursement for expenses incurred in attending Company Board and committee meetings, including expenses for travel, food and lodging.

Employment Agreements

     The Company's wholly-owned subsidiary, Catherines, Inc., has entered into Executive Employment Agreements with each of the Named Executive Officers (the "Executive Employment Agreements"). The Executive Employment Agreements for Messrs. Wein and Forell prescribe a minimum base salary, have an initial term of three years and are automatically extended for additional one year periods unless either party gives notice of termination at least one year prior to the then expiration date. Mr. Irelan's Executive Employment Agreement prescribes a minimum base salary, has an initial term expiring on June 30, 2000, and is automatically extended for additional one year periods unless either party gives notice of termination at least one year prior to the then expiration date. Mr. Grossman's Executive Employment Agreement also prescribes a minimum base salary, but was amended in 1998 to expire on January 31, 2000, with no automatic extensions. No notice of termination was given on or before June 1, 1998 to, or received from, Messrs. Wein and Forell; therefore, their contracts were automatically extended until June 1, 2000.

     In the event that Catherines, Inc. gives Messrs. Wein, Forell or Irelan notice of its election to discontinue the Executive Employment Agreement, then the executive will be entitled to a lump-sum severance payment which is equal to 200% of base salary in the case of Mr. Wein and 150% of base salary in the case of Messrs. Forell and Irelan. In the event Catherines, Inc. terminates the employment of an executive other than for cause or if the executive terminates his employment as a result of a material breach by Catherines, Inc. of any of its obligations under the Executive Employment Agreement, then the executive shall be entitled to receive a lump-sum payment equal to 2 times (in the case of Mr. Wein) or 1.5 times (in the case of Messrs. Grossman, Forell and Irelan) the sum of his annual base salary and his target bonus opportunity for the fiscal year in which such termination occurs. In the event the employment of Messrs. Wein, Grossman or Forell is terminated by Catherines, Inc. within two years following a "change of control" of the Company or Catherines, Inc., by either Catherines, Inc. other than for cause or by the executive as a result of material adverse changes in his duties and responsibilities, then the executive shall be entitled to receive a lump-sum payment equal to 3 times (in the case of Mr. Wein) or 2 times (in the case Messrs. Grossman and Forell) the sum of his annual base salary and his target bonus opportunity for the fiscal year in which such termination occurs.

     Excepting severance payments made to Mr. Irelan, all severance payments are to be increased for any federal excise taxes imposed with respect to such payments and any federal and state income taxes payable as a result of the payment of the initial excise taxes by Catherines, Inc. on behalf of the executives. In the event that an executive is entitled to severance payments as described in this paragraph, he is also entitled to the continuation of health and insurance benefits and, excepting Mr. Grossman, certain additional retirement benefits pursuant to executive annuity and life insurance agreements for twelve months (in the case where Catherines, Inc. elects not to continue the executive's employment beyond the expiration date of his contract) or the time period on which the severance payment is based following the termination of employment (in the case where Catherines, Inc. terminates the executive's employment other than for cause or, in the cases of Messrs. Wein, Grossman, and Forell, where such employment terminates within two years following a change of control of the Company or Catherines, Inc., other than for cause or because of material changes in the executive's duties and responsibilities).

     As of March 4, 1999 (the "Employment Date"), Catherines, Inc. entered into an Executive Employment Agreement with Ms. Missel, who is now President of the Company. The Agreement prescribes a minimum base salary, has an initial term expiring on June 30, 2001, and is automatically extended for additional one year periods unless either party gives notice of termination at least one year prior to the then expiration date. In the event Catherines, Inc. gives Ms. Missel notice of its election to discontinue the Executive Employment Agreement, she will be entitled to a lump-sum severance payment which is equal to 150% of her base salary. In the event Catherines, Inc. terminates Ms. Missel's employment other than for cause or if Ms. Missel terminates her employment as a result of a material breach by Catherines, Inc. of any of its obligations under the Agreement and Ms. Missel has moved her permanent residence to the Memphis, Tennessee metropolitan area, then Ms. Missel shall be entitled to receive a lump-sum payment equal to: (i) in the case of termination within 7 to 12 months of the Employment Date, 1/2 times the sum of her annual base salary and her target bonus opportunity for the fiscal year in which such termination occurs;
(ii) in the case of termination within 13 to 24 months of the Employment Date, the sum of her annual base salary and her target bonus opportunity for the fiscal year in which such termination occurs; (iii) in the case of termination after 24 months of the Employment Date, 1.5 times the sum of her annual base salary and her target bonus opportunity for the fiscal year in which such termination occurs. Ms. Missel is also entitled to the continuation of health and insurance benefits and certain additional retirement benefits pursuant to an executive annuity and life insurance agreement for either 6, 12 or 18 months, depending upon the date of termination.

Report of Compensation Committee

     The Compensation Committee of the Company Board reviews and approves officers' salaries, stock option grants, and other executive and Company employee benefit plans and establishes policies relating to employee compensation. Decisions made by the Compensation Committee concerning executive officers' compensation are reviewed by the full Company Board. Members of the Compensation Committee are Messrs. Morgan, Lindy, Sanders and Stone (except for Mr. Lindy as to stock incentive plans).

     The objectives of the Company's executive compensation policy are to align the interests of the shareholders and management while motivating and retaining key employees. In order to achieve its overall objective, the Company's executive compensation policies combine annual base compensation, incentive bonuses based on operating performance and long term equity-based incentives. Taken together, the Company believes its programs will attract and retain qualified executives who have a significant stake in the long-term success of the Company. When appropriate, the Committee intends to take the necessary steps to conform its compensation to the compensation deduction cap created by Internal Revenue Code Section 162(m), which disallows a public company's deduction for top executives' compensation in excess of $1 million, in order to preserve full deductibility of executive compensation, consistent with its responsibility to provide motivating and competitive compensation which is performance-based.

     The Compensation Committee attempts to set total compensation at no less than the median level of comparable companies. Base salaries for the Chief Executive Officer and the Company's other senior management are determined annually by the Committee and may be increased based on a) the contribution of the individual to the Company, b) increases in the scope and complexity of the individual's primary responsibilities, c) increases in the cost of living and d) increases in competitive salaries, which factors are subjectively weighted by the Compensation Committee.

     Based on the Company's 1997 fiscal year results, the Committee concluded that Messrs. Wein, Grossman and Forell should not receive salary increases in fiscal 1998. The Committee increased Mr. Irelan's base compensation based on his individual performance, an increase in his responsibilities and comparison to similar executives at other companies.

     The Committee believes that a significant portion of the key executives' total compensation should be performance-based. The Committee has focused on earnings before interest, taxes, depreciation and amortization ("EBITDA") as the performance measurement upon which incentive compensation should be based. The Committee believes growth in this measurement is ultimately the key determinant of shareholder value and allows management to make investment decisions that will provide long-term benefits to the shareholders. Target levels for EBITDA are set each year by the Committee based on the prior year's performance. Incentive compensation earned can be up to 110% of base salary for the Chief Executive Officer and 80% for the other senior executives. In fiscal 1998, EBITDA increased approximately 50% from the prior year, which earned bonuses of 110% and 80% of salary for the Chief Executive Officer and the other senior executives, respectively. The Committee reserves the right to make discretionary bonuses in unusual circumstances. No discretionary bonuses were made in 1998. Incentive compensation earned in 1998 is set forth in the Summary Compensation Table above, under the "Bonus" column.

     Long-term incentives are provided by the grant of stock options and the ability to purchase stock in the Employee Stock Purchase Plan. The purposes of these equity-based incentives are to retain these employees and to align the long-term interests of management and the shareholders. Stock options are granted at market prices. Options vest over a period of time, as determined by the Compensation Committee, which is currently four years. Factors determining stock option grants are similar to the factors determining increases in base pay, and the overall stock option plan provisions were determined by comparison to other specialty retail companies.

     The Company's stock incentive plans permit the grant of options without restrictions on the transferability of the options from optionees to their immediate family members, to trusts for the benefit of family members and to charitable organizations.

     The Company has provided all employees with the opportunity to purchase Common Stock through the Employee Stock Purchase Plan. Employees may contribute 1% to 10% of their gross salary to the Plan. Quarterly, accumulated funds are used to purchase stock from the Company at the lesser of 85% of the closing market price of the Company's Common Stock at the first or last day of the calendar quarters. Messrs. Wein, Grossman and Forell participate in the Plan.

     The Committee believes that the Company's overall compensation policies are appropriate to align the interests of management and the shareholders and to motivate and retain key executives.

Performance Graph/Table

     The following table compares the cumulative total returns for the Company, the NASDAQ Stock Market (US) Index and an index of seven (7) peer companies, assuming $100.00 invested in each on January 31, 1994, and the reinvestment of all dividends.

     The peer group includes The Cato Corporation, United Retail Group, Inc., Charming Shoppes, Inc., Deb Shops, Inc., The Dress Barn, Inc. and Stein Mart. This peer group index is subject to occasional changes as the Company or its competitors change their focus, merge or are acquired, undergo significant changes, or as new competitors emerge.



                                                                                                 NASDAQ
Fiscal Year Ending                       Company                       Peer Group                Stock Market
------------------                       -------                       ----------                ------------
January 1994                             100                           100                       100
January 1995                             56                            64                        95
January 1996                             41                            40                        135
January 1997                             35                            63                        177
January 1998                             42                            84                        209
January 1999                             50                            65                        326


                      Opinion of J. C. Bradford & Co., LLC

                                                                         ANNEX B

                                                 [J.C. Bradford & Co., LLC logo]



                                November 12, 1999


The Board of Directors
Catherines Stores Corporation
3742 Lamar Avenue
Memphis, TN 38118

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Catherines Stores Corporation ("Catherines") of the consideration to be paid to such shareholders by Charming Shoppes, Inc. ("Charming Shoppes") pursuant to the merger (the "Merger") contemplated by the proposed Agreement and Plan of Merger (the "Merger Agreement"), by and among Charming Shoppes, Merger Subsidiary (a special purpose subsidiary of Charming Shoppes), and Catherines. The Merger will be effected after completion of a tender offer by Merger Subsidiary (the "Offer") to purchase all of the outstanding common stock of Catherines at a cash price of $21 per share (the "Merger Consideration"), as more particularly described in the Merger Agreement. Capitalized terms used herein, if not otherwise defined herein, shall have the respective meanings set forth in the Merger Agreement. For purposes of this opinion, we have assumed that the draft of the Merger Agreement, dated November 10, 1999 and in the form provided to us, will not vary in any material respect from the Merger Agreement to be signed by the parties thereto.

     In conducting our analysis and arriving at our opinion, we have reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to such financial and other information as we deemed appropriate including, among other things: (i) the draft of the Merger Agreement and drafts of the related exhibits, schedules, and annexes thereto; (ii) the historical and current financial position and results of operations of
Catherines; (iii) certain internal financial analyses and forecasts of Catherines for the fiscal years beginning February 1, 1999 and ending January 31, 2005, prepared by its senior management; (iv) certain financial analyses and forecasts of Catherines prepared by research analysts of nationally recognized securities firms, including financial analyses and forecasts relating to Catherines prepared by a research analyst of J.C. Bradford & Co., LLC; (v) certain financial and securities trading data of certain other companies, the securities of which are publicly traded and that we believed to be comparable to Catherines or relevant to the transaction; (vi) prices paid in certain other acquisitions and transactions that we believed to be relevant; (vii) reported price and trading activity for Catherines and the apparel retailing industry common stock; and (viii) such other financial studies, analyses, and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with members of the senior management of Catherines regarding the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition, and future prospects of Catherines. In rendering our opinion, we have taken into account our assessment of general economic, market, and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industry in which Catherines operates generally. Our opinion is necessarily based upon the information made available to us and conditions as they currently exist and can be evaluated as of the date hereof. We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. With respect to the Catherines internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses, and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of

Catherines' senior management as to the recent and likely future performance of Catherines. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based.

     We were not asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Catherines or the effect of any other transactions in which Catherines might engage. We have not made an independent evaluation or appraisal of the assets and liabilities of Catherines or any of its subsidiaries or affiliates and have not been furnished with any such evaluation or appraisal. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party, nor did we negotiate on Catherines behalf with any party (other than Charming Shoppes), with respect to the acquisition of Catherines.

     J.C. Bradford & Co., LLC, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. J.C. Bradford has acted as financial advisor to Catherines in connection with the proposed Offer and Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We have in the past provided investment banking services to Catherines, for which we have received compensation. In the ordinary course of our business, we may hold or actively trade the securities of Catherines for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Catherines is entitled to reproduce this opinion, in whole but not in part, in any Proxy Statement or other document, as required by applicable law in connection with the Offer or the Merger; provided, however, that any excerpt from or reference to this opinion (including any summary thereof) in such document must be approved by us in advance. Notwithstanding the foregoing, this opinion does not constitute a recommendation to any shareholder of Catherines to tender his shares in the Offer or to vote in favor of the Merger. We were engaged by the Board of Directors of Catherines to render this opinion in connection with the Board's discharge of its fiduciary obligations. We have advised the Board of Directors that we do not believe that any person (including a shareholder of Catherines) other than the Board of Directors has the legal right to rely on this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of any person under the federal securities laws or on the rights and responsibilities of Catherines' Board of Directors under applicable law.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof and based on conditions as they currently exist, the Merger Consideration is fair to the shareholders of Catherines from a financial point of view.


                                                       Very truly yours,
                                                       J.C. BRADFORD & CO., LLC

                                                   By: /s/ N.B. Forrest Shoaf
                                                       -------------------------
                                                       N. B. Forrest Shoaf
                                                       Managing Director

                                                                  EXHIBIT (a)(5)
                      [Catherines Stores Corporation logo]


                               November 19, 1999

Dear Shareholders:

     On November 15, 1999, Catherines Stores Corporation and Charming Shoppes, Inc. entered into an Agreement and Plan of Merger pursuant to which a subsidiary of Charming Shoppes is today commencing a tender offer to purchase all outstanding shares of Catherines common stock for $21.00 per share, net to the seller in cash. Following the purchase of shares in the tender offer, any remaining shares of Catherines common stock will be acquired in a second step merger at the same per share price.

     Your Board of Directors, by the unanimous vote of all directors present, has determined that the tender offer and the merger are fair to and in the best interests of Catherines and its shareholders and has approved the Merger Agreement, the tender offer and the merger. Your Board of Directors recommends that you accept the tender offer by tendering your shares in the tender offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors referred to in the attached Schedule 14D-9 (which is being filed today with the Securities and Exchange Commission). Among other things, the Board of Directors considered the opinion of J.C. Bradford & Co., LLC, its financial advisor, that the cash consideration to be received by Catherines' shareholders pursuant to the tender offer and the merger is fair, from a financial point of view, to such shareholders.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer to Purchase, a Letter of Transmittal to be used for tendering your shares, and other related materials. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

     On behalf of the management and the Board of Directors of Catherines Stores Corporation, we thank you for your support.

                                                       Sincerely,

                                                       /s/ Bernard J. Wein
                                                       -------------------------
                                                       Bernard J. Wein
                                                       Chairman of the Board and
                                                       Chief Executive Officer

                                                                  EXHIBIT (c)(2)


                          AGREEMENT AND PLAN OF MERGER

                                   dated as of

                                November 15, 1999

                                      among

                          Catherines Stores Corporation

                             Charming Shoppes, Inc.

                                       and

                              Rose Merger Sub, Inc.

                                TABLE OF CONTENTS

                             ----------------------

                                                                            PAGE

                                    ARTICLE 1
                                   DEFINITIONS

SECTION 1.01.  Definitions ....................................................1

                                    ARTICLE 2
                                    THE OFFER

SECTION 2.01.  The Offer   ....................................................6
SECTION 2.02.  Company Action..................................................8
SECTION 2.03.  Directors   ....................................................9

                                    ARTICLE 3
                                   THE MERGER

SECTION 3.01.  The Merger  ...................................................10
SECTION 3.02.  Conversion of Shares...........................................10
SECTION 3.03.  Surrender and Payment. ........................................11
SECTION 3.04.  Stock Options..................................................12
SECTION 3.05.  Employee Stock Purchase Plan...................................12
SECTION 3.06.  Adjustments ...................................................13
SECTION 3.07.  Withholding Rights.............................................13
SECTION 3.08.  Lost Certificates..............................................13

                                    ARTICLE 4
                            THE SURVIVING CORPORATION

SECTION 4.01.  Charter     ...................................................13
SECTION 4.02.  Bylaws      ...................................................13
SECTION 4.03.  Directors and Officers.........................................14

                                    ARTICLE 5
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 5.01.  Corporate Existence and Power..................................14
SECTION 5.02.  Corporate Authorization........................................14
SECTION 5.03.  Governmental Authorization.....................................14
SECTION 5.04.  Non-contravention..............................................15
SECTION 5.05.  Capitalization.................................................15

                                                                            PAGE

SECTION 5.06.  Subsidiaries...................................................16
SECTION 5.07.  SEC Filings ...................................................17
SECTION 5.08.  Financial Statements...........................................18
SECTION 5.09.  Disclosure Documents...........................................18
SECTION 5.10.  Absence of Certain Changes.....................................19
SECTION 5.11.  No Undisclosed Material Liabilities............................21
SECTION 5.12.  Compliance with Laws and Court Orders..........................21
SECTION 5.13.  Material Contracts.............................................22
SECTION 5.14.  Non-Compete Agreements.........................................22
SECTION 5.15.  Litigation  ...................................................22
SECTION 5.16.  Title to Properties............................................22
SECTION 5.17.  Intellectual Property..........................................23
SECTION 5.18.  Year 2000 Readiness............................................24
SECTION 5.19.  Finders' Fees..................................................24
SECTION 5.20.  Taxes       ...................................................24
SECTION 5.21.  Employee Benefit Plans.........................................26
SECTION 5.22.  Environmental Matters..........................................29
SECTION 5.23.  Other Information..............................................29
SECTION 5.24.  Antitakeover Statutes and Rights Agreement.....................30

                                    ARTICLE 6
                    REPRESENTATIONS AND WARRANTIES OF PARENT

SECTION 6.01.  Corporate Existence and Power..................................30
SECTION 6.02.  Corporate Authorization........................................30
SECTION 6.03.  Governmental Authorization.....................................30
SECTION 6.04.  Non-contravention..............................................31
SECTION 6.05.  Disclosure Documents...........................................31
SECTION 6.06.  Finders' Fees..................................................31
SECTION 6.07.  Financing   ...................................................32

                                    ARTICLE 7
                            COVENANTS OF THE COMPANY

SECTION 7.01.  Conduct of the Company.........................................32
SECTION 7.02.  Shareholder Meeting; Proxy Material............................34
SECTION 7.03.  No Solicitation; Other Offers..................................35
SECTION 7.04.  Access to Information..........................................36
SECTION 7.05.  Bonus Acceleration.............................................37

                                                                            PAGE

                                    ARTICLE 8
                               COVENANTS OF PARENT

SECTION 8.01.  Obligations of Merger Subsidiary...............................37
SECTION 8.02.  Voting of Shares...............................................37
SECTION 8.03.  Director and Officer Liability.................................37

                                    ARTICLE 9
                       COVENANTS OF PARENT AND THE COMPANY

SECTION 9.01.  Reasonable Efforts.............................................38
SECTION 9.02.  Certain Filings................................................39
SECTION 9.03.  Public Announcements...........................................40
SECTION 9.04.  Further Assurances.............................................40
SECTION 9.05.  Notices of Certain Events......................................40
SECTION 9.06.  Merger Without Meeting of Shareholders.........................41

                                   ARTICLE 10
                            CONDITIONS TO THE MERGER

SECTION 10.01.  Conditions to Obligations of Each Party.......................41
SECTION 10.02.  Conditions to the Obligations of Parent and
                           Merger Subsidiary..................................41

                                   ARTICLE 11
                                   TERMINATION

SECTION 11.01.  Termination...................................................42
SECTION 11.02.  Effect of Termination.........................................44

                                   ARTICLE 12
                                  MISCELLANEOUS

SECTION 12.01.  Notices    ...................................................44
SECTION 12.02.  Survival of Representations and Warranties....................45
SECTION 12.03.  Amendments; No Waivers........................................45
SECTION 12.04.  Expenses   ...................................................46
SECTION 12.05.  Successors and Assigns........................................47
SECTION 12.06.  Governing Law.................................................47
SECTION 12.07.  Jurisdiction..................................................47
SECTION 12.08.  WAIVER OF JURY TRIAL..........................................48

                                                                            PAGE

SECTION 12.09.  Counterparts; Effectiveness; Benefit..........................48
SECTION 12.10.  Entire Agreement..............................................48
SECTION 12.11.  Captions   ...................................................48
SECTION 12.12.  Severability..................................................48
SECTION 12.13.  Specific Performance..........................................48

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER dated as of November 15, 1999 among Catherines Stores Corporation, a Tennessee corporation (the "Company"), Charming Shoppes, Inc., a Pennsylvania corporation ("Parent"), and Rose Merger Sub, Inc., a Tennessee corporation and a wholly owned subsidiary of Parent ("Merger Subsidiary").

         The parties hereto agree as follows:



                                    ARTICLE 1
                                   DEFINITIONS

     SECTION 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

         "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its Subsidiaries or any proposal or offer to acquire, directly or indirectly, any equity interest in, any voting securities of, or a substantial portion of the assets of, the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

         "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

         "Benefit Arrangement" means any employment, severance or similar contract or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, worker's compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) that
(i) is not an Employee Plan, (ii) is entered into, maintained, administered or contributed to, as the case may be, by the Company or any of its Affiliates and
(iii) covers any employee or former employee of the Company or any of its Subsidiaries.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Company Balance Sheet" means the consolidated balance sheet of the Company as of January 30, 1999 and the footnotes thereto set forth in the Company 10-K.

         "Company Balance Sheet Date" means January 30, 1999.

         "Company 10-K" means the Company's annual report on Form 10-K for the fiscal year ended January 30, 1999.

         "Employee  Plan"  means any  "employee  benefit  plan",  as  defined in
Section 3(3) of ERISA, that (i) is subject to any provision of ERISA, (ii) is maintained, administered or contributed to by the Company or any of its Affiliates and (iii) covers any employee or former employee of the Company or any of its Subsidiaries.

         "Environmental Laws" means any federal, state, local or foreign law (including, without limitation, common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement with any governmental authority or other third party, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

         "Environmental Permits" means all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of the Company or any of its Subsidiaries as currently conducted.

         "ERISA" means the Employee Retirement Income Security Act of 1974.

         "ERISA Affiliate" of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

         "First American Credit Facility" means the Amended and Restated Credit Agreement dated as of February 27, 1998, among the Company, Catherines Stores Corporation, Inc., Catherines of California, Inc., Catherines of Pennsylvania, Inc., Catherines Partners, L.P., First American National Bank, individually and in its capacity as Agent, Hibernia National Bank and Bank One, N.A., as amended by the First Amendment to Amended and Restated Credit Agreement dated as of January 12, 1999, and as further amended by Second Amendment to Amended and Restated Credit Agreement dated as of June 3, 1999.

         "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of
1976.

         "Intellectual Property" means domestic and foreign patents, trademarks, servicemarks, trade names, jingles, phrases, symbols, labels, copyrights and registrations and applications for any of the foregoing, and any other intellectual property and proprietary information, including rights in software, firmware, computer programs and data.

         "Knowledge" means the actual knowledge of Bernard J. Wein and David
C. Forell, after reasonable inquiry.

         "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

         "Material Adverse Effect" means, with respect to any Person, a material adverse effect on (i) the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of such Person and its Subsidiaries, taken as a whole, except to the extent resulting from (a) any change in general economic conditions, (b) any changes affecting the retail clothing industry or the women's wear retail industry in general, or (c) the public announcement of this Agreement or consummation of the transactions contemplated hereby, it being agreed that, without limiting the generality of the foregoing, a Material Adverse Effect will not be deemed to have occurred if the cost of remediating such material adverse effect or the reduction in net income from the net income projected in the Company's financial plan for the fiscal year ending January 2000 previously disclosed to Parent resulting from such material adverse effect, individually or in the aggregate, shall not exceed
(x) $2,000,000 in the case of the Company or (y) $10,000,000 in the case of Parent; provided that, without regard to remediation costs or any such reduction in net income, if 20% or more of the Company's stores are not operating in the ordinary course for any three-day period commencing on or after January 1, 2000 as a result of any Y2K related failure or other Y2K related problem, there shall be a Material Adverse Effect with respect to the Company, or (ii) the ability of such Person to perform its obligations under or to consummate the transactions contemplated by this Agreement.

         "Multiemployer Plan" means each Employee Plan that is a multiemployer plan, as defined in Section 3(37) of ERISA.

         "1933 Act" means the Securities Act of 1933.

         "1934 Act" means the Securities Exchange Act of 1934.

         "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

         "Post-Closing Tax Period" means any Tax period beginning after the Effective Time; and, with respect to a Tax period that begins on or before the Effective Time and ends thereafter, the portion of such Tax period beginning after the Effective Time.

         "Pre-Closing Tax Period" means any Tax period ending on or before the Effective Time; and, with respect to a Tax period that begins on or before the Effective Time and ends thereafter, the portion of such Tax period ending on the Effective Time.

         "SEC" means the Securities and Exchange Commission.

         "Shares" means the shares of common stock, $0.01 par value, of the Company.

         "Subsidiary" means, with respect to any Person, any corporation, partnership or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

         "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal to acquire at least a majority of the outstanding Shares or all or substantially all the assets of the Company, on terms that the Board of Directors of the Company determines in good faith (based on, among other things, the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the transactions contemplated by this Agreement, taking into account all the terms and conditions of the Acquisition Proposal, the financing therefor and after giving effect to any revised proposal made by or on behalf of Parent prior to the end of the five business day period referred to in Section 7.03(c).

         "Tax" means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign), (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including, but not limited to, an indemnification agreement or arrangement).

         "Tax Asset" means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

         "Tennessee Law" means the Tennessee Business Corporation Act.

         "Title IV Plan" means an Employee Plan subject to Title IV of ERISA other than any Multiemployer Plan.

         Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder.

         (b) Each of the following terms is defined in the Section set forth opposite such term:


-------                                                    ----------

Antitrust Law.........................................                   9.01
Certificates..........................................                   3.03
Company...............................................                   5.22
Company Disclosure Documents..........................                   5.09
Company Proxy Statement...............................                   5.09
Company SEC Documents.................................                   5.07
Company Securities....................................                   5.05
Company Subsidiary Securities.........................                   5.06
Company Shareholder Meeting...........................                   7.02
Company's Reasonable Expenses.........................                  12.04

-------                                                    ----------
 ------                                                    ----------
Confidentiality Agreement.............................                   7.04
DOJ...................................................                   9.01
Effective Time........................................                   3.01
ESPP..................................................                   3.05
Exchange Agent........................................                   3.03
FTC...................................................                   9.01
GAAP..................................................                   5.08
Indemnified Person....................................                   8.03
Merger................................................                   3.01
Merger Consideration..................................                   3.02
Minimum Condition.....................................                   2.01
Offer.................................................                   2.01
Offer Documents.......................................                   2.01
Parent's Reasonable Expenses..........................                  12.04
Preferred Stock.......................................                   5.05
Returns...............................................                   5.20
Schedule 14D-1........................................                   2.01
Schedule 14D-9........................................                   2.02
Surviving Corporation.................................                   3.01
System................................................                   5.18
Subsidiaries..........................................                   5.22
Year 2000 Ready.......................................                   5.18


                                    ARTICLE 2
                                    THE OFFER

     SECTION 2.01. The Offer. (a) Provided that nothing shall have occurred that would result in a failure to satisfy any of the conditions set forth in Annex I hereto, as promptly as practicable after the date hereof, but in no event later than five business days following the public announcement of the terms of this Agreement, Merger Subsidiary shall commence an offer (the "Offer") to purchase all of the outstanding Shares at a price of $21.00 per Share, net to the seller in cash. The Offer shall be subject to the condition that there shall be validly tendered in accordance with the terms of the Offer, immediately prior to the expiration date of the Offer and not withdrawn, a number of Shares that, together with the Shares then owned by Parent and its Subsidiaries, represents at least a majority of the Shares outstanding on a fully-diluted basis (the "Minimum Condition") and to the other conditions set forth in Annex I hereto. Merger Subsidiary expressly reserves the right to waive the Minimum Condition or any of the other conditions to the Offer and to make any change in the terms or conditions of the Offer; provided that no change may be made that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer or imposes conditions to the Offer which are broader than or in addition to those set forth in Annex I. The initial scheduled expiration date of the Offer is January 6, 2000. Notwithstanding the foregoing, without the consent of the Company, Merger Subsidiary shall have the right to extend the Offer (i) from time to time if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived; provided that if any of the conditions to the Offer is not satisfied or waived on any scheduled expiration date of the Offer, Merger Subsidiary shall extend the Offer, if such condition or conditions could reasonably be expected to be satisfied, for one additional period of 20 business days, (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law and (iii) on one or more occasions (all such occasions aggregating not more than 10 business days) beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence, if, on such expiration date, the number of Shares tendered (and not withdrawn) pursuant to the Offer, together with the Shares then owned by Parent, represents less than 90% of the outstanding Shares on a fully-diluted basis. Subject to the foregoing and to the terms and conditions of the Offer, Merger Subsidiary shall, and Parent shall cause it to, accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares properly tendered and not withdrawn pursuant to the Offer.

          (b) As soon as practicable on the date of commencement of the Offer, Parent and Merger Subsidiary shall file with the SEC a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") with respect to the Offer, which will contain the offer to purchase and form of the related letter of transmittal and summary advertisement (such Schedule 14D-1 and such documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents"). Parent, Merger Subsidiary and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Subsidiary agree to take all steps necessary to cause the Schedule 14D-1 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on the Offer Documents (and any amendments thereto) prior to their being filed with the SEC or disseminated to the holders of Shares. Parent and Merger Subsidiary shall provide the Company and its counsel with any comments or other communications that Parent, Merger Subsidiary or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments or other communications.

     SECTION 2.02. Company Action. (a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the requirements of the Tennessee Law and (iii) subject to
Section 7.03(c), resolved to recommend acceptance of the Offer and approval and adoption of this Agreement and the Merger by its shareholders. The Company further represents that J.C. Bradford & Co. has delivered to the Company's Board of Directors its written opinion that the consideration to be paid in the Offer and the Merger is fair to the holders of Shares from a financial point of view. The Company has been advised that all of its directors and its three top executive officers who own Shares intend either to tender their Shares pursuant to the Offer or to vote in favor of the Merger. The Company will promptly furnish Parent with a list of its shareholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and will provide to Parent such additional information (including, without limitation, updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer.

          (b) As soon as practicable on the day that the Offer is commenced, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") that, subject to
Section 7.03(c), shall reflect the recommendations of the Company's Board of Directors referred to above. The Company, Parent and Merger Subsidiary each agree promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the
Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given an opportunity to review and comment on the Schedule 14D-9 (and any amendments thereto) prior to its being filed with the SEC. The Company shall provide to Parent and its counsel with any comments or other communications that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments or other communications.

     SECTION 2.03. Directors. (a) Effective upon the acceptance for payment of any Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this Section) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Merger Subsidiary (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board and (ii) each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company.

          (b) The Company's obligations to appoint Parent's designees to the Board of Directors shall be subject to Section 14(f) of the 1934 Act and Rule 14f- 1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

          (c) Following the election or appointment of Parent's designees pursuant to Section 2.03(a) and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Board of Directors, any extension of time for performance of any obligation or action hereunder by Parent or Merger Subsidiary and any enforcement of or any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company (and the directors designated by Parent shall leave any Board of Directors meeting for the period during which such matters are being considered).



                                    ARTICLE 3
                                   THE MERGER

     SECTION 3.01. The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the "Merger") with and into the Company in accordance with Tennessee Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the "Surviving Corporation").

          (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Subsidiary will file articles of merger with the Tennessee Secretary of State and make all other filings or recordings required by Tennessee Law in connection with the Merger. The Merger shall become effective at such time (the "Effective Time") as the articles of merger are duly filed with the Tennessee Secretary of State or at such later time as is specified in the articles of merger.

          (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Tennessee Law.

     SECTION 3.02. Conversion of Shares. At the Effective Time, each of the following shall occur automatically by virtue of the Merger and without any further action by Parent, Merger Subsidiary, the Company or holders of Shares:

         (a) except as otherwise provided in Section 3.02(b), each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive $21.00 in cash or any higher price paid for each share in the Offer, without interest (the "Merger Consideration");

         (b) each Share held by the Company as treasury stock or owned by Parent or any of its Subsidiaries immediately prior to the Effective Time shall be canceled and retired, and no payment shall be made with respect thereto; and

          (c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     SECTION 3.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent (the "Exchange Agent") for the purpose of exchanging certificates representing Shares (the "Certificates") for the Merger Consideration. Parent will make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Shares. Such funds constituting Merger Consideration shall be invested by the Exchange Agent as directed by Parent or the Surviving Corporation. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions (that shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange.

          (b) Each holder of Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, the Merger Consideration payable for each Share represented by such Certificate. From and after the Effective Time, all Shares which have been so converted shall no longer be outstanding and shall automatically be canceled and retired, and each Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

          (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

          (d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article.

          (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. To the extent permitted by applicable law, any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental authority) shall become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

          (f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.03(a) to pay for Shares for which appraisal rights have been perfected shall be returned to Parent, upon demand.

     SECTION 3.04. Stock Options. At or immediately prior to the Effective Time, each employee stock option to purchase Shares outstanding under any employee stock option or compensation plan or arrangement of the Company, whether or not vested or exercisable, shall be canceled, and the Company shall pay each holder of any such option at or promptly after the Effective Time for each such option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time.

     SECTION 3.05. Employee Stock Purchase Plan. (a) After the date hereof, no new offering period shall commence under the Company's 1992 Employee Stock Purchase Plan (the "ESPP") and after December 31, 1999 no further payroll deductions will be made under the ESPP. At the end of the current payment period, existing options shall be exercised in accordance with the ESPP. As of the Effective Time, the ESPP shall be terminated, and the Company shall pay each participant in any current offering thereunder, in cash at or promptly after the Effective Time, in cancellation of all rights under the ESPP, the amount of such participant's account balance under such plan, including interest to the extent required under the terms of the ESPP.

          (b) Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by Section 3.05(a).

     SECTION 3.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, the cash payable pursuant to the Offer, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

     SECTION 3.07. Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

     SECTION 3.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article.



                                    ARTICLE 4
                            THE SURVIVING CORPORATION

     SECTION 4.01. Charter. The charter of Merger Subsidiary in effect at the Effective Time shall be the charter of the Surviving Corporation until amended in accordance with applicable law; provided that, at the Effective Time, Paragraph 1 of such charter shall be amended to read as follows: "The name of the corporation is Catherines Stores Corporation."

     SECTION 4.02. Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

     SECTION 4.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.



                                    ARTICLE 5
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Parent that:

     SECTION 5.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Tennessee and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth in
Schedule 5.01, the Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore delivered to Parent true and complete copies of the charter and bylaws of the Company as currently in effect.

     SECTION 5.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby are within the Company's corporate powers and, except for the affirmative vote of the holders of a majority of the outstanding Shares in connection with the consummation of the Merger (if required by law), have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding Shares (if required by law) is the only vote of the holders of any of the Company's capital stock necessary in connection with the consummation of the Merger. This Agreement constitutes a valid and binding agreement of the Company.

     SECTION 5.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic or foreign, other than (i) the filing of articles of merger with respect to the Merger with the Tennessee Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities or takeover laws, whether state or foreign, and
(iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 5.04. Non-contravention. Except as set forth on Schedule 5.04, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the charter or bylaws or other organizational documents of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in
Section 5.03, contravene, conflict with, or result in a violation or breach of any provision of any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 5.05. Capitalization. (a) The authorized capital stock of the Company consists of 50,000,000 Shares and 1,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock"). At the close of business on November 10, 1999, there were outstanding 6,794,133 Shares, and employee stock options to purchase an aggregate of 1,108,347 Shares (of which options to purchase an aggregate of 714,725 Shares were exercisable). There are no outstanding shares of Preferred Stock. Schedule 5.05(a) identifies (i) the holders of each of the options, (ii) the number of options vested for each holder, (iii) the option plan under which each option was issued, (iv) the number of options held by such holder and (v) the exercise price of each of the options. All outstanding shares of capital stock of the Company have been, and all Shares that may be issued pursuant to the exercise of stock options will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable.

          (b) Except as set forth in Section 5.05(a) and on Schedule 5.05(b) and for changes since November 10, 1999 resulting from the exercise of employee stock options outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, warrants, calls, subscriptions, securities or other rights to acquire from the Company or any of its Subsidiaries, and no preemptive or similar rights, subscriptions or other rights, redemptive rights, repurchase rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of the Company, obligating the Company or any of its Subsidiaries to issue, transfer or sell, or to cause to be issued, transferred or sold, any shares of capital stock, other equity interest, voting securities or securities convertible into or exchangeable for shares of capital stock, other equity interest or voting securities of the Company or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, subscription, security or other right, preemptive or similar right, redemptive right, repurchase right, convertible security, agreement, arrangement or commitment (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities"), (iv) voting trusts, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries, or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company or any of its Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

     SECTION 5.06. Subsidiaries. (a) Each Subsidiary of the Company is a corporation or partnership duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all corporate or partnership powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth on Schedule 5.06(a), each such Subsidiary is duly qualified to do business as a foreign corporation or partnership and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, have a Material Adverse Effect on the Company. Except for Catherines of Nevada, Inc., a Nevada corporation, all Subsidiaries of the Company and their respective jurisdictions of incorporation or organization are identified in the Company 10-K.

          (b) Except for its Subsidiaries and 21 shares of common stock, par value $.01 per share, of Trans World Airlines, Inc., a Delaware corporation, and warrants for five such shares exercisable at $14.40 per share, the Company does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise.

          (c) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests) other than the Lien granted in favor of First American National Bank in connection with the First American Credit Facility. There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company or (ii) options, warrants, calls, subscriptions, securities or other rights to acquire from the Company or any of its Subsidiaries, and no preemptive or similar rights, subscriptions or other rights, redemptive rights, repurchase rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of any Subsidiary of the Company, obligating the Company or any of its Subsidiaries to issue, transfer or sell, or to cause to be issued, transferred or sold, any shares of capital stock, other equity interest, voting securities or securities convertible into or exchangeable for shares of capital stock, other equity interest or voting securities of any Subsidiary of the Company or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, subscription, security or other right, preemptive or similar right, redemptive right, repurchase right, convertible security, agreement, arrangement or commitment (the items in clauses (i) and (ii) being referred to collectively as the "Company Subsidiary Securities"). Except as set forth in Schedule 5.06(c), there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

     SECTION 5.07. SEC Filings. (a) The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since January 31, 1997 (such documents, together with all exhibits and schedules thereto and documents incorporated by reference therein, the "Company SEC

Documents"). No Subsidiary of the Company is required to file any reports, schedules, forms, statements or other documents with the SEC.

          (b) As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

          (c) As of its filing date (or, if amended or superceded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each such Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

          (d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     SECTION 5.08. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents fairly present, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). The books and records of the Company and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with GAAP and any other applicable legal and accounting requirements.

          (b) All inventory of the Company and its Subsidiaries is valued on the Company's books and records at the lower of cost or market as determined by the retail method, and at least 98% of such inventory is saleable in the ordinary course of business consistent with past practice.

     SECTION 5.09. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company's shareholders in connection with the transactions contemplated by this Agreement (the "Company Disclosure Documents"), including, without limitation, the Schedule 14D-9, the proxy or information statement of the Company (the "Company Proxy Statement"), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

          (b) (i) The Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company and at the time such shareholders vote on adoption of this Agreement and at the Effective Time, and (ii) any Company Disclosure Document (other than the Company Proxy Statement), at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Parent specifically for use therein.

         (c) The information with respect to the Company or any of its Subsidiaries that the Company furnishes to Parent in writing specifically for use in the Offer Documents, at the time of the filing thereof, at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     SECTION 5.10. Absence of Certain Changes. Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and except as set forth in
Schedule 5.10 there has not been:

          (a) any event, occurrence, development or state of circumstances or facts that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

          (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

          (c) any amendment of any term of any outstanding security of the Company or any of its Subsidiaries that would increase the obligations of the Company or such Subsidiary under such security;

          (d) any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

          (e) any creation or other incurrence by the Company or any of its Subsidiaries of any Lien on any asset other than in the ordinary course of business consistent with past practices;

          (f) any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments in its wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices;

          (g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

          (h) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any modification, amendment, termination or relinquishment by the Company or any of its Subsidiaries of any contract, license or other right, in either case, material to the Company and its Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

          (i) any change in any method of accounting, method of tax accounting or accounting principles or practice by the Company or any of its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act;

          (j) any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) any entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its Subsidiaries, or (v) increase in compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice; or

          (k) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, which employees were not subject to a collective bargaining agreement at the Company Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees.

     SECTION 5.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability, other than:

          (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto or in the Company SEC Documents filed prior to the date hereof; and

          (b) liabilities or obligations incurred since the Company Balance Sheet Date and that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 5.12. Compliance with Laws and Court Orders. The Company and each of its Subsidiaries is and at all times since January 1, 1998 has been in compliance with, and to the Knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any statute, law, rule, regulation, judgment, decree, order, permit, license or other governmental authorization or approval applicable to the Company or any of its Subsidiaries or by which any property, asset or operation of the Company or any of its Subsidiaries is bound or affected, except for failures to comply or violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 5.13. Material Contracts. Except as set forth in Schedule 5.13, from the Company Balance Sheet Date through the date hereof, neither the Company nor any of its Subsidiaries has entered into any contract which, if entered into prior to the Company Balance Sheet Date, would have been required to be disclosed in the Company 10-K. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in material breach of or default under any such contract or any contract filed as an exhibit (or incorporated by reference as an exhibit) to the Company 10-K.

     SECTION 5.14. Non-Compete Agreements. Except as set forth in Schedule 5.14, neither the Company nor any of its Subsidiaries is a party to any agreement that limits the ability of the Company or any of its Subsidiaries (or after the Merger, Parent or any of its Subsidiaries) to compete in, or conduct, any line of business or to compete with any Person, in any geographic area or during any period of time.

     SECTION 5.15. Litigation. Except as set forth in the Company SEC Documents filed prior to the date hereof, there is no action, suit, investigation or proceeding (or any basis therefor) pending against, or threatened in writing received by the Company or any of its Subsidiaries against, or, to the Knowledge of the Company, otherwise threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any such Subsidiary may be liable or any of their respective properties before any court or arbitrator or before or by any governmental body, agency or official, domestic or foreign which (i) individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff's demands, could reasonably be expected to have a Material Adverse Effect on the Company,
(ii) except as set forth on Schedule 5.15, involves damages in excess of $50,000, (iii) seeks injunctive relief or (iv) in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. Except as set forth in the Company SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 5.16. Title to Properties. (a) Except as set forth in Schedule 5.16(a), each of the Company and its Subsidiaries has good and defensible title to, or valid leasehold interests in, all its assets and properties described in the Company SEC Documents, except for assets and properties (i) no longer used or useful in the conduct of its businesses and (ii) disposed of in the ordinary course of business. Except as set forth in Schedule 5.16(a), all such assets and properties, other than assets and properties in which the Company or any of its Subsidiaries has leasehold interests, are free and clear of all Liens, other than those assets and properties set forth in the Company SEC Documents filed prior to the date hereof and other than Liens, that, in the aggregate, do not and will not materially interfere with the ability of the Company or any of its Subsidiaries to conduct business as currently conducted.

          (b) Each of the Company and its Subsidiaries has complied in all material respects with the terms of all leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases. The Company has heretofore (or on or before the Effective Time will have) delivered to Parent true and complete copies of each such lease containing all agreements or understandings between the Company or its Subsidiaries, on the one hand, and the applicable third party landlord, on the other hand, with respect to such lease.

          (c) The buildings and premises of the Company and each of its Subsidiaries that are used in its business are in reasonably good operating condition and in a state of good maintenance and repair, normal wear and tear excepted, are suitable for the purpose for which they are currently being used and have access to utility services necessary for the conduct of the business. No tenant repairs are required with respect to any leased stores other than (i) normal and routine repairs consistent with past practice or (ii) repairs which, in the aggregate, would not cost in excess of $300,000 to complete. Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no zoning law changes or similar restrictions that would adversely impact any of the stores operated by the Company or any of its Subsidiaries.

     SECTION 5.17. Intellectual Property. The Company and its Subsidiaries own all Intellectual Property that is material to the condition (financial or otherwise) or conduct of the business and operations of the Company and its Subsidiaries taken as a whole. The Company and any of its Subsidiaries have not infringed or misappropriated and do not infringe or misappropriate any item of Intellectual Property of any Person, except for infringement or misappropriation that would not, in the aggregate, have a Material Adverse Effect on the Company. No Person has infringed or misappropriated, or is infringing or misappropriating, any item of Intellectual Property that is owned by or licensed to the Company or any of its Subsidiaries, except for infringement or misappropriation that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. There are no pending or, to the Knowledge of the Company, threatened, claims relating to infringement, misappropriation, unenforceability, invalidity, misuse, ownership, right to use, or other violation asserted by or against the Company or any of its Subsidiaries relating to any item of Intellectual Property, except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Schedule 5.17 sets forth a list of all of the Intellectual Property owned by the Company and its Subsidiaries.

     SECTION 5.18. Year 2000 Readiness. The Company has conducted a review of each System used in the conduct of the business and operations of the Company and its Subsidiaries to determine whether such System is Year 2000 Ready, and is currently implementing a compliance plan that the Company believes will result in each material System being Year 2000 Ready in all material respects no later than December 31, 1999. Each action to have been taken prior to the date of this Agreement under such plan has been substantially completed and, as of the date of this Agreement, the Company has no Knowledge indicating that any action to be taken under such plan after the date of this Agreement will be materially delayed or will fail to accomplish its purpose under the plan. "System" shall mean all software, hardware and firmware, including without limitation any devices with embedded electronics. A system is "Year 2000 Ready" if it is able to accurately process date and time data from, into and between the years 1999 and 2000, and any other year through the year 2049.

     SECTION 5.19. Finders' Fees. Except for J.C. Bradford & Co., a copy of whose engagement agreement has been provided to Parent and whose fees are to be paid by the Company, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers or directors, who might be entitled to any banking, broker's, finder's or similar fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. The Company has no obligations or commitments to any investment banker or financial advisor in connection with any transactions that may be entered into by the Company after the Effective Time. The engagement agreement between the Company and J.C. Bradford & Co. provided to Parent constitutes the entire understanding of the Company and J.C. Bradford & Co. with respect to the matters therein and has not been amended or modified, nor will it be amended or modified, prior to the Effective Time.

     SECTION 5.20.  Taxes.  As of the date hereof and as of the Effective  Time:
(a) Filing and Payment. Except as set forth on Schedule 5.20(a), (i) all Tax returns, statements, reports and forms (including estimated tax or information returns and reports) required to be filed with any Taxing Authority with respect to any Pre-Closing Tax Period by or on behalf of the Company or any of its Subsidiaries (collectively, the "Returns"), have, to the extent required to be filed on or before the date hereof, been filed when due in accordance with all applicable laws; (ii) as of the time of filing, the Returns were true and complete; and
(iii) all Taxes shown as due and payable on the Returns that have been filed have been timely paid, or withheld and remitted to the appropriate Taxing Authority.

          (b) Financial Records. Except as set forth on Schedule 5.20(b), (i) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries for any Pre-Closing Tax Period reflected on the books of the Company and its Subsidiaries (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carryforwards) are adequate to cover Tax liabilities accruing through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books; (ii) since the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books, neither the Company nor any of its Subsidiaries has engaged in any transaction, or taken any other action, other than in the ordinary course of business; and (iii) all information set forth in the Company Balance Sheet (including the notes thereto) relating to Tax matters is true and complete.

          (c) Procedure and Compliance. Except as set forth on Schedule 5.20(c),
(i) all Returns filed with respect to Tax years of the Company and its Subsidiaries through the Tax year ended February 3, 1996 have been examined and closed or are Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired;
(ii) neither the Company nor any of its Subsidiaries is delinquent in the payment of any Tax or has requested any extension of time within which to file any Return and has not yet filed such Return; (iii) neither the Company nor any of its Subsidiaries (or any member of any affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or has been a member) has granted any extension or waiver of the statute of limitations period applicable to any Return, which period (after giving effect to such extension or waiver) has not yet expired; (iv) there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened in writing received by the Company or any Subsidiary against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax Asset; (v) there are no requests for rulings or determinations in respect of any Tax or Tax Asset pending between the Company or any of its Subsidiaries and any Taxing Authority; (vi) neither the Company nor any of its Subsidiaries has received a tax opinion with respect to any transaction relating to the Company or any of its Subsidiaries, other than a transaction in the ordinary course of business; and (vii) during the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries has made or changed any tax election, changed any annual tax accounting period, or adopted or changed any method of tax accounting (to the extent that any such action may materially affect the Company or any of its Subsidiaries, taken as a whole), nor has it, to the extent it may affect or relate to the Company or any of its Subsidiaries, filed any amended Return, entered into any closing agreement, settled any Tax claim or assessment, or surrendered any right to claim a Tax refund, offset or other reduction in Tax liability.

          (d) Taxing Jurisdictions. Schedule 5.20(d) contains a list of all jurisdictions (whether foreign or domestic) to which any Tax is properly payable by the Company or any of its Subsidiaries, except for those jurisdictions in which the failure to pay would not have, individually or in the aggregate, a Material Adverse Effect on the Company. No Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax returns has claimed, in writing received by the Company or any of its Subsidiaries, that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

          (e) Tax Effects of Transactions. Except as set forth on Schedule 5.20(e), (i) neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property and (ii) neither the purchase of Shares tendered in the Offer nor the consummation of the Merger will result in any material increase in the Tax liability of the Company or any of its Subsidiaries.

          (f)  Certain  Agreements  and  Arrangements.  Except  as set  forth on
Schedule 5.20(f), (i) neither the Company nor any of its Subsidiaries is a direct or indirect beneficiary of a guarantee of tax benefits or any other arrangement that has the same economic effect (including an indemnity from a seller or lessee of property, or other insurance) with respect to any transaction or tax opinion relating to the Company or any of its Subsidiaries;
(ii) neither the Company nor any Subsidiary is a party to any understanding or arrangement described in Section 6111(d) or Section 6662(d)(2)(C)(iii) of the Code; (iii) neither the Company nor any of its Subsidiaries is a party to a lease arrangement involving a defeasance of rent, interest or principal; and
(iv) neither the Company nor any of its Subsidiaries, nor any other person on behalf of the Company or any of its Subsidiaries, has entered into any agreement or consent pursuant to Section 341(f) of the Code.

     SECTION 5.21. Employee Benefit Plans. (a) Schedule 5.21(a) sets forth, and the Company has provided Parent with, copies of the Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and summary plan descriptions together with the three most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) and the most recent actuarial valuation report prepared in connection with any Employee Plan. Neither the

Company nor any of its Affiliates has at any time entered into, maintained, administered, contributed to or been obligated to contribute to any Multiemployer Plan, Title IV Plan or plan maintained in connection with any trust described in Section 501(c)(9) of the Code.

          (b) As of September 1, 1999, the Company and its Subsidiaries had no unfunded liability in respect of all Employee Plans or Benefit Arrangements described under Sections 4(b)(5) or 401(a)(1) of ERISA, except for (i) claims not yet paid from funds contributed under the Company's "cafeteria" plan and
(ii) the Company's matching contribution to the Company's "401(K)" plan.

          (c) No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any employee benefit plan or arrangement that is covered by Title I of ERISA, which transaction has or will cause the Company or any of its Subsidiaries to incur any liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption.

          (d) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period since its adoption; each trust created under any such Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation. The Company has provided Parent with the most recent determination letter of the Internal Revenue Service relating to each such Employee Plan. Each Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code.

          (e) Schedule 5.21(e) sets forth, and the Company has provided Parent with copies or descriptions of, each Benefit Arrangement (and, if applicable, related trust agreements) and all amendments thereto and summary plan descriptions. Each Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations and has been maintained in good standing with applicable regulatory authorities.

          (f) Neither the Company nor any of its Subsidiaries has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any of its Subsidiaries, except as required to avoid excise tax under Section 4980B of the Code. No condition exists that would prevent the Company or any of its Subsidiaries from amending or terminating any Employee Plan or Benefit Arrangement providing health or medical benefits in respect of any active employee of the Company or any of its Subsidiaries other than limitations imposed under the terms of a collective bargaining agreement.

          (g) All contributions and payments under each Employee Plan and Benefit Arrangement, determined in accordance with prior funding and accrual practices, will be discharged and paid or accrued on or prior to the Effective Time. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement that would increase materially the expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

          (h) Except as set forth in Schedule 5.21(h), no employee or former employee of the Company or any of its Subsidiaries will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby. There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

          (i) There has been no failure of a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Code Section 4980B(f) with respect to a qualified beneficiary (as defined in Section 4980B(g)). Neither the Company nor any of its Subsidiaries has contributed to a nonconforming group health plan (as defined in Section 5000(c)) and no ERISA Affiliate of the Company or any of its Subsidiaries has incurred a tax under
Section 5000(a) that is or could become a liability of the Company or any of its Subsidiaries.

          (j) Neither the Company nor any of its Affiliates has at any time employed any person other than in the United States.

         (k) Except as set forth in Schedule 5.21(k), neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union.

     SECTION 5.22. Environmental Matters. (a) Except as set forth in the Company SEC Documents filed prior to the date hereof:

          (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the Knowledge of the Company, is threatened by any governmental entity or other Person relating to or arising out of any Environmental Law;

         (ii) the Company is in compliance in all material respects with all Environmental Laws and all Environmental Permits; and

        (iii) there are no material liabilities of or relating to the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, and there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

          (b) There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has Knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that has not been delivered to Parent at least five days prior to the date hereof.

          (c) For purposes of this Section 5.22, the terms "Company" and "Subsidiaries" shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

     SECTION 5.23. Other Information. None of the documents or information delivered to Parent in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial projections relating to the Company or any of its Subsidiaries and the Company's preliminary third quarter earnings results delivered to Parent are made in good faith and are based upon reasonable assumptions, and the Company is not aware of any fact or set of circumstances that would lead it to believe that such projections or preliminary results are incorrect or misleading in any material respect.

     SECTION 5.24. Antitakeover Statutes and Rights Agreement. (a) The Company has taken all action necessary to exempt the Offer, the Merger, this Agreement and the transactions contemplated hereby from the provisions of Section 48-103-201, et. seq. of the Tennessee Code Annotated and any other antitakeover or similar statute or regulation (it being understood that the Company makes no representation regarding the impact (if any) on such exemptions of any subsequent actions taken in accordance with Section 7.03).

          (b) The Company has not entered into, and its Board of Directors has not adopted or authorized the adoption of, a shareholder rights or similar agreement.



                                    ARTICLE 6
                    REPRESENTATIONS AND WARRANTIES OF PARENT

         Parent represents and warrants to the Company that:

     SECTION 6.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

     SECTION 6.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary.

     SECTION 6.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic or foreign, other than (i) the filing of articles of merger with respect to the Merger with the Tennessee Secretary of

State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities or takeover laws, whether state or foreign, and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

     SECTION 6.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with, or result in any violation or breach of any provision of any law, rule, regulation, judgment, injunction, order or decree or
(iii) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Subsidiary is entitled under any provision of any agreement or other instrument binding upon Parent or Merger Subsidiary, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain consent or other action, defaults, terminations, cancellations, accelerations, changes or losses referred to in clause (iii) that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

     SECTION 6.05. Disclosure Documents. The information with respect to Parent and any of its Subsidiaries that Parent furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company and at the time such shareholders vote on adoption of this Agreement and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

     SECTION 6.06. Finders' Fees. Except for Lazard Freres & Co. LLC, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any banking, broker's, finder's or similar fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

     SECTION 6.07. Financing. Parent has, or will have prior to the expiration of the Offer, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to purchase all of the Shares outstanding on a fully-diluted basis and to pay all related fees and expenses pursuant to the Offer.



                                    ARTICLE 7
                            COVENANTS OF THE COMPANY

         The Company agrees that:

     SECTION 7.01. Conduct of the Company. From the date hereof until the Effective Time, the Company and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of Parent or as contemplated by this Agreement or as set forth in Schedule 7.01 (except with respect to the Proposed Amended First American Credit Facility (as defined in Schedule 5.10), which the Company will not enter into without Parent's prior written consent) from the date hereof until the Effective Time:

         (a) (i) the Company will not, and will not permit any of its Subsidiaries to, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any wholly owned Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, (ii) split, combine or reclassify any of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock or options to acquire any such shares or other securities;

          (b) the Company will not, and will not permit any of its Subsidiaries to, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than, in the case of the Company, the issuance of Shares upon the exercise of stock options outstanding on the date of this Agreement in accordance with their current terms or the issuance of Shares in connection with the ESPP in accordance with its current terms);

          (c) the Company will not adopt or propose any change to its charter or bylaws;

          (d) the Company will not, and will not permit any of its Subsidiaries to, merge or consolidate with any other Person, adopt a plan of complete or partial liquidation of the Company or any of its Subsidiaries, or acquire a material amount of stock or assets of any other Person;

          (e) the Company will not, and will not permit any of its Subsidiaries to, sell, lease, license, mortgage, pledge or grant a Lien on or otherwise encumber or dispose of any material Subsidiary or material amount of assets or property except (i) pursuant to existing contracts or commitments or (ii) in the ordinary course consistent with past practice;

          (f) the Company will not, and will not permit any of its Subsidiaries to, incur, assume or guarantee any indebtedness for borrowed money, except for such borrowings (i) under the Company's existing letters of credit for purchases of merchandise inventory in the ordinary course of business consistent with past practice, (ii) under the Company's existing credit facilities (other than letters of credit) that would not result in total outstanding indebtedness of the Company and its Subsidiaries on a consolidated basis in excess of $1,000,000 at any one time and (iii) in connection with new capital leases for data processing software and hardware not in excess of $1,000,000;

          (g) the Company will not, and will not permit any of its Subsidiaries to, increase the compensation or benefits of any director, officer or employee, except for normal increases in the ordinary course of business consistent with past practice or as required by applicable law or any existing agreement or commitment;

          (h) the Company will not, and will not permit any of its Subsidiaries to, change any method of accounting or accounting principles used by it, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act;

          (i) the Company will not, and will not permit any of its Subsidiaries to, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax Asset of the Company, any of its Subsidiaries, Parent or any Affiliate of Parent, other than a settlement or settlements relating to pending state tax disputes specified on Schedule 5.20(c) that do not exceed, in the aggregate, $325,000;

          (j) the Company will not, and will not permit any of its Subsidiaries to, conduct any unusual liquidation of inventory or going out of business sale or any discount or other sale other than in the ordinary course of business consistent with past practice, including with respect to time of year, pricing, location and goods sold;

          (k) the Company will not, and will not permit any of its Subsidiaries to, enter into or make any contract or commitment (including in respect of capital expenditures) or series of related contracts or commitments involving payments in excess of the amounts set forth in the contracts or commitments contemplated by the Company's 1999 and 2000 capital expenditure plans previously provided to Parent;

          (l) the Company will not, and will not permit any of its Subsidiaries to, fail to maintain insurance upon all its properties and with respect to the conduct of its business of such kinds and in such amounts as is currently in effect;

          (m) the Company will not, and will not permit any of its Subsidiaries to, (i) take any action that would make any representation and warranty of the Company hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time or (ii) omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time; and

          (n) the Company will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

         SECTION 7.02. Shareholder Meeting; Proxy Material. The Company shall cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of this Agreement and the Merger, unless Tennessee Law does not require a vote of shareholders of the Company for consummation of the Merger. Subject to Section 7.03(c), the Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Merger by the Company's shareholders. In connection with such meeting, the Company will (i) promptly prepare and file with the SEC, will use its best efforts to have cleared by the SEC and will thereafter mail to its shareholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, (ii) use its reasonable best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby and (iii) otherwise comply with all legal requirements applicable to such meeting.

         SECTION 7.03. No Solicitation; Other Offers. (a) From the date hereof until the termination hereof, the Company will not, and will cause its
Subsidiaries and the officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors of the Company and its Subsidiaries not to, directly or indirectly, (i) take any action to solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal, (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person who has made or, to the Company's knowledge, is considering making, an Acquisition Proposal, or (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company. Notwithstanding the foregoing sentence, the Company may, in the press release announcing execution of this Agreement, include the following sentence: "Under the Agreement, the Company may furnish information and hold discussions with third parties in appropriate circumstances." Parent and the Company agree further that the issuance of a press release containing the foregoing sentence shall not constitute solicitation, initiation, facilitation or encouragement by the Company or its Subsidiaries of the submission of an Acquisition Proposal in violation of this Section 7.03(a). The Company will notify Parent promptly (but in no event later than two business days) after receipt by the Company (or any of its advisors) of any Acquisition Proposal, any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person who has made or, to the Company's knowledge, is considering making, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Person making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request. The Company shall, and shall cause its Subsidiaries and the directors, employees and other agents of the Company and its Subsidiaries to, cease immediately and cause to be terminated all activities, discussions and negotiations, if any, with any Persons conducted prior to the date hereof with respect to any Acquisition Proposal. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with its fiduciary duties or Rules 14d-9 and 14e-2 under the 1934 Act with respect to any Acquisition Proposal.

          (b) Notwithstanding the foregoing, the Company may negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any Person who delivers a written Acquisition Proposal if (i) the Company has complied with the terms of this Section 7.03, including, without limitation, the requirement in Section 7.03(a) that it notify Parent promptly after its receipt of any Acquisition Proposal, (ii) the Board of Directors of the Company has determined in good faith, based on the terms of such Acquisition Proposal, including the proposed consideration per Share, that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal, (iii) the Board of Directors of the Company determines in good faith that such action is in the best interests of the Company's shareholders, (iv) such Person executes a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement and (v) the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.

          (c) Except as provided in the next sentence, the Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Merger by the Company's shareholders. The Board of Directors of the Company shall be permitted to withdraw, or modify in a manner adverse to Parent, its recommendation to its shareholders referred to in Section 7.02 hereof and recommend or authorize the Company to enter into (and the Company may enter into) an agreement with respect to a Superior Proposal, but only if (i) the Company has complied with the terms of this Section 7.03, (ii) a Superior Proposal is pending at the time the Board of Directors of the Company determines to take any such action, (iii) the Board of Directors of the Company determines in good faith that such action is in the best interests of the Company's shareholders, (iv) the Company shall have delivered to Parent at least five business days prior written notice advising Parent that it intends to take such action and (v) Parent does not make, within such five business day period following receipt of such notice, an offer that the Board of Directors of the Company determines in good faith (after consultation with its financial advisors) to be as favorable to the Company's shareholders as such Superior Proposal.

         SECTION 7.04. Access to Information. From the date hereof until the Effective Time and subject to applicable law and the Confidentiality Agreement dated as of October 12, 1999 between the Company and Parent (the "Confidentiality Agreement"), the Company shall (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and its Subsidiaries,
(ii)
furnish  to  Parent,  its  counsel,  financial  advisors,   auditors  and  other
authorized   representatives   such  financial  and  operating  data  and  other
information  as such  Persons  may  reasonably  request and (iii)  instruct  the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its
Subsidiaries. No information or knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

         SECTION 7.05. Bonus Acceleration. Prior to December 31, 1999, the Company shall prepay to Mr. Wein a portion of his 1999 annual bonus in an amount equal to $545,000 and shall prepay to Mr. Forell a portion of his 1999 annual bonus in an amount equal to $230,000.



                                    ARTICLE 8
                               COVENANTS OF PARENT

         Parent agrees that:

     SECTION 8.01. Obligations of Merger Subsidiary. Parent will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

     SECTION  8.02.  Voting  of  Shares.   Parent  agrees  to  vote  all  Shares
beneficially owned by it in favor of adoption of this Agreement at the Company Shareholder Meeting.

     SECTION 8.03. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

          (a) For six years after the Effective Time (and to the extent Parent has been notified in writing that a third party has made a claim that is the subject of indemnification hereunder before the expiration of such period, for so long thereafter as such claim is not finally adjudicated, settled, time-barred or otherwise subject to an applicable statute of limitations), the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Tennessee Law or any other applicable laws or provided under the Company's charter and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

          (b) For six years after the Effective Time, the Surviving Corporation shall provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that, in satisfying its obligation under this Section 8.03(b), the Surviving Corporation shall not be obligated to pay premiums in excess of 150% of the amount per annum the Company paid in its last full fiscal year, which amount Company has disclosed to Parent prior to the date hereof.

          (c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.03.

          (d) The rights of each Indemnified Person under this Section 8.03 shall be in addition to any rights such Person may have under the charter or bylaws or other organizational documents of the Company or any of its Subsidiaries, or under Tennessee Law or any other applicable laws. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.



                                    ARTICLE 9
                      COVENANTS OF PARENT AND THE COMPANY

         The parties hereto agree that:

     SECTION 9.01. Reasonable Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent will use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of Parent and the Company agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

          (b) In connection with the efforts referenced in Section 9.01(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, each of Parent and the Company shall use its reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "DOJ") or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other governmental authority or, in connection with any proceeding by a private party, with any other Person. For purposes of this Agreement, "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

     SECTION 9.02. Certain Filings. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents, (ii) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

     SECTION 9.03. Public Announcements. Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and will not issue any such press release or make any such public statement prior to such consultation. Notwithstanding the foregoing, any such press release or public statement (i) by either Parent or the Company, as may be required by applicable law or any listing agreement with any national securities exchange or (ii) by the Company (A) following a change, if any, of the recommendation of this Agreement by the Company's Board of Directors or (B) relating to an Acquisition Proposal, which, in the case of either (A) or (B), the Company's Board of Directors has determined in good faith that it is in the best interests of the Company's shareholders to issue, may be issued prior to such consultation if the party making such press release or public statement has used its reasonable efforts to consult with the other party.

     SECTION 9.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     SECTION 9.05. Notices of Certain Events. Each of the Parent and the Company shall promptly notify the other of:

          (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

          (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

          (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Parent, the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article 5 or Article 6, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement.

     SECTION 9.06. Merger Without Meeting of Shareholders. If Parent, Merger Subsidiary or any other Subsidiary of Parent shall acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties hereto agree, at the request of Parent, to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares pursuant to the Offer without a meeting of shareholders of the Company in accordance with Tennessee Law.



                                   ARTICLE 10
                            CONDITIONS TO THE MERGER

     SECTION 10.01. Conditions to Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

          (a) if required by Tennessee Law, this Agreement shall have been approved and adopted by the shareholders of the Company in accordance with such Law;

          (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

          (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and

          (d) Merger Subsidiary shall have purchased Shares pursuant to the Offer.

     SECTION 10.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

          (a) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; and

          (b) Parent shall have received all documents it might reasonably request relating to the existence of the Company and any of its Subsidiaries and the authority of the Company for this Agreement, all in form and substance reasonably satisfactory to Parent.



                                   ARTICLE 11
                                   TERMINATION

     SECTION 11.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

          (a)   by mutual written agreement of the Company and Parent;

          (b) by either the Company or Parent, if:

          (i) the Offer has not been consummated on or before February 29, 2000; provided that the right to terminate this Agreement pursuant to this
         Section 11.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Offer to be consummated by such time; or

         (ii) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Merger Subsidiary from accepting for payment of, and paying for, the Shares pursuant to the Offer or the Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable;

          (c) by Parent, if, prior to acceptance for payment of the Shares under the Offer:

          (i) (A) the Board of Directors of the Company shall have failed to recommend or withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of this Agreement, the Offer or the Merger, or shall have recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to a Superior Proposal (or shall have resolved to do any of the foregoing), or (B) the Company shall have breached any of its obligations under Sections 7.02 or 7.03;

         (ii) any Person or "group" (as defined in Section  13(d)(3) of the 1934
         Act), other than Parent or any of its Affiliates, shall have acquired or proposed to acquire beneficial ownership of more than 50% of the Shares or more than 50% of the assets of the Company and its Subsidiaries, taken as a whole, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of such Shares or assets; or

        (iii) Parent and Merger Subsidiary shall have terminated the Offer as a result of the occurrence of any of the events set forth in Annex I;

          (d) by the Company, if (i) the Board of Directors of the Company authorizes the Company, subject to its complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing, in accordance with Section 7.03(c), that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice,
(ii) Parent does not make, in accordance with Section 7.03(c), within five business days of receipt of such written notification, an offer that the Board of Directors of the Company determines in good faith (after consultation with its financial advisors), is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal and (iii) the Company pays to Parent in immediately available funds, prior to such termination pursuant hereto, the fees required to be paid pursuant to Section 12.04;
provided however that if at the time of such termination the Company has not entered into an agreement with respect to a Superior Proposal, the Company shall not be obligated to pay such fees at such time but shall acknowledge in writing to Parent the Company's obligation to pay to Parent such fees at such time as the Company does enter into such an agreement; or

         (e) by the Company, if (i) Parent shall have failed to commence the Offer within five business days following the date of this Agreement or (ii) Parent shall have terminated the Offer without having accepted any Shares (or all Shares validly tendered pursuant to the Offer) for payment thereunder; provided that the right to terminate this Agreement under either clause (i) or clause (ii) shall not be available to the Company if (A) the Company's breach of any provision of this Agreement results in the failure of the Offer to be commenced or consummated or (B) such failure to so commence the Offer or to accept any Shares (or all Shares validly tendered pursuant to the offer) for payment shall have resulted from the existence of any of the conditions specified in paragraphs (e) or (f) of Annex I.

         The party desiring to terminate this Agreement pursuant to this Section
11.01 (other than pursuant to Section 11.01(a)) shall give notice of such termination to the other party.

     SECTION 11.02. Effect of Termination. If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure of either party to perform a covenant hereof or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 8.03, 11.02, 12.02, 12.04, 12.06, 12.07 and 12.08 shall survive any termination hereof.



                                   ARTICLE 12
                                  MISCELLANEOUS

     SECTION 12.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

         if to Parent or Merger Subsidiary, to:

                  Colin D. Stern
                  Charming Shoppes, Inc.
                  450 Winks Lane
                  Bensalem, Pennsylvania 19020
                  Telephone: (215) 245-9100
                  Facsimile: (215) 638-6648

                  with a copy to:

                  Dennis S. Hersch
                  Davis Polk & Wardwell
                  450 Lexington Avenue
                  New York, New York 10017
                  Telephone: (212) 450-4000
                  Facsimile: (212) 450-4800
                  if to the Company, to:

                  David C. Forell
                  Catherines Stores Corporation
                  3742 Lamar Avenue
                  Memphis, Tennessee 38118
                  Telephone: (901) 363-3900
                  Facsimile: (901) 794-9726

                  with a copy to:

                  Samuel D. Chafetz
                  Waring Cox, PLC
                  50 North Front Street, Suite 1300
                  Memphis, Tennessee 38103
                  Telephone: (901) 543-8000
                  Facsimile: (901) 543-8030


or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

     SECTION   12.02.   Survival  of   Representations   and   Warranties.   The
representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement, except for the agreements set forth in Sections 8.03, 11.02, 12.02, 12.04, 12.06, 12.07 and 12.08.
Disclosure of a specific item herein or in any schedule hereto shall not be limited to the section as to which such disclosure is listed if the disclosure is such that a reasonable person would recognize that the disclosure modifies a disclosure made elsewhere herein or in any other schedule hereto.

     SECTION 12.03. Amendments; No Waivers. (a) Except as set forth in Section 2.01(a), any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 12.04. Expenses. (a) Except as otherwise provided in this Section, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

         (b) If (x) Parent shall terminate this Agreement pursuant to Section 11.01(c)(i) or Section 11.01(c)(ii) or (y) the Company shall terminate this agreement pursuant to Section 11.01(d), then the Company shall pay to Parent a fee of $5.5 million, by wire transfer of immediately available funds not later than the date of termination of the Agreement; provided however that if at the time of such termination the Company has not entered into an agreement with respect to a Superior Proposal, the Company shall not be obligated to pay such fee at such time but shall acknowledge in writing to Parent the Company's obligation to pay to Parent such fee at such time as the Company does enter into such an agreement.

          (c) If (x) Parent shall terminate this Agreement pursuant to Section 11.01(b)(i) and (y) the condition in section (f) of Annex I relating to the Company's obligations, representations and warranties shall exist, then the Company shall pay to Parent an amount equal to Parent's Reasonable Expenses, by wire transfer of immediately available funds not later than three business days after the date of termination of the Agreement. "Parent's Reasonable Expenses" shall mean all of the reasonable out-of-pocket expenses that are reasonably documented and incurred by Parent or Merger Subsidiary in connection with this Agreement and the transactions contemplated hereby; provided that the maximum aggregate expenses for which the Company is responsible shall not exceed $750,000.

          (d) If (x) Parent commits a breach of this Agreement which results in failure of the Offer to be consummated, the condition in section (f) of Annex I relating to the Company's obligations, representations and warranties shall not exist, and the Company shall terminate the Agreement pursuant to Section 11.01(b)(i), or (y) the Company shall terminate this Agreement pursuant to
Section 11.01(e), then Parent shall pay to the Company an amount equal to the Company's Reasonable Expenses, by wire transfer of immediately available funds not later than three business days after the date of termination of the Agreement. "Company's Reasonable Expenses" shall mean all of the reasonable out-of-pocket expenses that are reasonably documented and incurred by the Company in connection with this Agreement and the transactions contemplated hereby;

provided that the maximum aggregate expenses for which the Parent is responsible shall not exceed $750,000.

          (e) Each of the Company and Parent acknowledges that the agreements contained in this section are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. Accordingly, if either the Company or Parent fails promptly to pay any amount due to the other party pursuant to this Section 12.04, it shall also pay any costs and expenses incurred by such other party in connection with a legal action to enforce this Agreement that results in a judgment against either the Company or Parent, as the case may be, for such amount.

     SECTION 12.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, the right to purchase all or a portion of the Shares pursuant to the Offer, but no such transfer or assignment will relieve Parent or Merger Subsidiary of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     SECTION 12.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Tennessee.

     SECTION 12.07. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the State of Pennsylvania or any Pennsylvania state court, and each of the parties hereby consents to the nonexclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

     SECTION 12.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     SECTION 12.09. Counterparts; Effectiveness; Benefit. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Except as provided in Section 8.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

     SECTION 12.10. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

     SECTION 12.11. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     SECTION 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     SECTION  12.13.  Specific  Performance.   The  parties  hereto  agree  that
irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                            CATHERINES STORES CORPORATION



                                       By: /s/ Bernard J. Wein
                                           -----------------------
                                           Name:    Bernard J. Wein
                                           Title:   Chairman and Chief Executive
                                                    Officer

                                            CHARMING SHOPPES, INC.



                                      By: /s/ Eric M. Specter
                                          -----------------------
                                          Name:    Eric M. Specter
                                          Title:   Executive Vice President and
                                                   Chief Financial Officer


                                            ROSE MERGER SUB, INC.



                                      By: /s/ Eric M Specter
                                          ----------------------
                                          Name:    Eric M. Specter
                                          Title:   President

                                     ANNEX I


Notwithstanding any other provision of the Offer, Parent and Merger Subsidiary shall not be required to accept for payment or pay for any Shares, and may terminate the Offer (A) at any time after the date that is 20 business days from the initial scheduled expiration date, if (x) the Minimum Condition (as defined in this Agreement) has not been satisfied by the expiration date of the Offer or
(y) the applicable waiting period under the HSR Act shall not have expired or been terminated by the expiration date of the Offer, and (B) at any time on or after the date of this Agreement and prior to the expiration date of the Offer, if any of the following conditions exist:

         (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other Person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Parent or Merger Subsidiary or the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger,
(ii) seeking to restrain or prohibit Parent's ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of Parent, Merger Subsidiary or any of Parent's other Subsidiaries or Affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent, Merger Subsidiary or any of Parent's other Subsidiaries or Affiliates on all matters properly presented to the Company's shareholders, (iv) seeking to require divestiture by Parent, Merger Subsidiary or any of Parent's other Subsidiaries or Affiliates of any Shares or (v) that otherwise, in the good faith judgment of Parent, is likely to have a Material Adverse Effect on the Company or Parent; or

         (b) there shall have been any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that, in the good faith judgment of Parent, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

         (c) there has been any event, occurrence or development or state of circumstances or facts which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect (as defined in this Agreement) on the Company; or

         (d) it shall have been publicly disclosed or Parent shall have otherwise learned that (i) any Person or "group" (as defined in Section 13(d)(3) of the 1934 Act), other than Parent or any of its Affiliates, shall have acquired or proposed to acquire beneficial ownership of more than 50% of the Shares or more than 50% of the assets of the Company and its Subsidiaries, taken as a whole, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of such Shares or assets; or

         (e) (A) the Board of Directors of the Company shall have failed to recommend or withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of this Agreement, the Offer or the Merger, or shall have recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to a Superior Proposal (or shall have resolved to do any of the foregoing) or (B) the Company shall have breached any of its obligations under Sections 7.02 or 7.03; or

         (f) the Company shall have breached or failed to perform in all material respects any of its obligations under this Agreement, or any of the representations and warranties of the Company contained in this Agreement (i) that are qualified by materially or Material Adverse Effect shall not be true when made or at any time prior to consummation of the Offer as if made at and as of such time and (ii) that are not qualified by materiality or Material Adverse Effect shall not be true in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time; or

          (g) there shall have occurred any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, any declaration of a banking moratorium by federal or New York authorities or general suspension of payments in respect of lenders that regularly participate in the U.S. market in loans to large corporations, any material limitation by any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States that materially affects the extension of credit generally by lenders that regularly participate in the U.S. market in loans to large corporations, any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States that has a material adverse effect on bank syndication or financial markets in the United States or, in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (h) this Agreement shall have been terminated in accordance with its terms;

which, in the sole good faith judgment of Parent in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

         The foregoing conditions are for the sole benefit of Parent and Merger Subsidiary and may, subject to the terms of this Agreement, be waived by Parent and Merger Subsidiary in whole or in part at any time and from time to time in their discretion. The failure by Parent or Merger Subsidiary at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Effective Time.